UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ACV Auctions Inc.

(Name of Subject Company)

ACV Auctions Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00091G104

(CUSIP Number of Class of Securities)

Leanne Fitzgerald

Chief Legal and Administrative Officer

ACV Auctions Inc.

640 Ellicott St #321

Buffalo, NY 14203

(800) 553-4070

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Nicole Brookshire

Paul S. Scrivano

Michael Davis

Davis Polk & Wardwell LLP

450 Lexington Ave.

New York, NY 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1. SUBJECT COMPANY INFORMATION

(a)	Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is ACV Auctions Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 640 Ellicott Street, #321, Buffalo, New York 14203. The Company’s telephone number at such address is (800) 553-4070.

(b)	Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share (“Shares”). As of the close of business on September 8, 2026, there were (i) 169,824,232 Shares outstanding, (ii) no Company Preferred Stock, par value $0.001 per share (“Preferred Shares”), (iii) 10,359,498 Shares subject to outstanding Company Restricted Stock Unit Awards, (iv) 2,364,836 Shares subject to outstanding Company Performance Stock Awards (“Company Performance Stock Awards”) (at target levels), (v) 1,126,024 Shares subject to outstanding Company Stock Options (“Company Stock Options”) and (vi) 0 Shares held by the Company in its treasury.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address

The filing person is the Company, the subject company. The name, business address and business telephone number of the Company are set forth in the section titled “Item 1. Subject Company Information—Name and Address” above.

(b)	Tender Offer

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Apple Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Copart, Inc., a Delaware corporation (“Parent”), for all of the Company’s issued and outstanding Shares, at a price per Share of $10.50 per Share net to the seller in cash, without interest (as such amount may be amended or adjusted in accordance with the terms of the Agreement and Plan of Merger, dated as of September 10, 2026, among Parent, Merger Sub and the Company (the “Merger Agreement”; capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement), the “Offer Price”), subject to any withholding of tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of September 17, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”).

Merger Sub commenced the Offer and filed a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”) on September 17, 2026. The Offer is being made in connection with the Merger Agreement by and among Parent, Merger Sub and the Company. The Offer will expire at one minute after 11:59 p.m. Eastern Time on September 30, 2026 (the “Expiration Date”), unless Merger Sub extends the Offer in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the date to which the initial expiration date of the Offer is so extended, or the Offer is earlier terminated.

Subject to the satisfaction or, to the extent waivable by Merger Sub or Parent, waiver by Merger Sub or Parent of the conditions to the Offer, Merger Sub will (and Parent will cause Merger Sub to), (i) promptly after (and in any event by 9:00 a.m. New York City time on the Business Day immediately following) the expiration of the Offer, irrevocably accept for purchase all Shares tendered (and not validly withdrawn) pursuant to the

Offer (the time of such acceptance, the “Acceptance Time”) and (ii) at or promptly following the Acceptance time (and in any event not more than two Business Days thereafter) pay for such Shares, in each case, in accordance with the procedures set forth in the Offer to Purchase.

As soon as practicable following the Acceptance Time (but in any event on the same date as the Acceptance Time), subject to the satisfaction or waiver of certain limited conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”) pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (“DGCL”), without a vote of the Company’s stockholders, with the Company surviving the Merger (the “Surviving Corporation”) as a wholly owned subsidiary of Parent.

At the effective time of the Merger (being such date and at such time the certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed upon by the parties hereto and specified in the certificate of merger) (the “Effective Time”) and by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any Shares or any shares of capital stock of Parent or Merger Sub: (a) except as otherwise provided in Section 2.04(b) or Section 2.06 of the Merger Agreement, each Share outstanding immediately prior to the Effective Time will automatically be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such Shares will no longer be outstanding and will automatically cease to exist, and will thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.05 of the Merger Agreement, without interest if paid in accordance with this Agreement; (b) each Share (i) owned by the Company as a treasury share at the Effective Time, (ii) owned by Parent, Merger Sub or any other wholly owned Subsidiary of Parent both at the commencement of the Offer and immediately prior to the Effective Time, or (iii) irrevocably accepted by Merger Sub for purchase in the Offer will be canceled and cease to exist, and no payment will be made with respect thereto; and (c) each share of common stock of Merger Sub outstanding immediately prior to the Effective Time will be converted into and become one share of common stock of the Surviving Corporation and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

See the section titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and Merger on Equity Awards” below for a discussion of the treatment of the Company Options, the Company RSUs and the Company PSUs.

The foregoing summary and description of the Merger Agreement and the Transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. A more complete description of the Merger Agreement can be found in Section 13 of the Offer to Purchase under the caption “The Transaction Agreements—The Merger Agreement.”

As set forth in the Offer to Purchase, the principal executive offices of Parent are located at 14185 Dallas Parkway, Suite 300, Dallas, Texas 75254, and its telephone number is (972) 391-5000. The principal executive offices of Merger Sub are located at 14185 Dallas Parkway, Suite 300, Dallas, Texas 75254, and its telephone number is (972) 391-5000.

Information relating to the Offer, including this Schedule 14D-9 and other related documents, will be made available for free at the SEC’s website at www.sec.gov. The Company’s investors and securityholders may also obtain, free of charge, this Schedule 14D-9 and other related documents that the Company has filed with or furnished to the SEC under the “SEC Filings” section of the Company’s investor relations website at https://investors.acvauto.com.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) any of the Company’s executive officers, directors or affiliates, or (ii) Parent, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand. The board of directors of the Company (the “Company Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent, Merger Sub and their Affiliates

Merger Agreement

On September 10, 2026, the Company, Parent and Merger Sub entered into the Merger Agreement. A summary of the material terms of the Merger Agreement set forth in Section 11 (Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements) of the Offer to Purchase and the description of the terms and conditions of the Offer set forth in Section 13 (Conditions of the Offer) of the Offer to Purchase and the related procedures and withdrawal rights set forth in the Offer to Purchase, in each case, are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Company’s stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement has been filed with the SEC and is incorporated herein by reference to provide the Company’s investors and stockholders with information regarding the terms of the Merger Agreement. The representations and warranties of the Company contained in the Merger Agreement have been made solely for the benefit of Parent and Merger Sub. In addition, such representations and warranties (i) have been made only for purposes of the Merger Agreement, (ii) have been qualified by documents filed with, or furnished to, the SEC by the Company prior to the date of the Merger Agreement, (iii) have been qualified by confidential disclosures made to Parent and Merger Sub in connection with the Merger Agreement, (iv) are subject to materiality qualifications contained in the Merger Agreement that may differ from what may be viewed as material by investors, (v) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (vi) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or its subsidiaries or business. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, the Company’s investors and stockholders should not rely on such representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or business. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that has been, is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements and other documents that the Company files with the SEC.

Support Agreement

Concurrently with entry into the Merger Agreement, Parent entered into a support agreement (the “Support Agreement”) with certain directors and executive officers of the Company, solely in their respective capacities as stockholders of the Company (collectively, the “Supporting Stockholders”). Collectively, as of September 16, 2026, the Supporting Stockholders owned or controlled approximately 4.1% of the outstanding Shares.

Parent expressly disclaims beneficial ownership of all Shares covered by the Support Agreement.

The Support Agreement provides that, as promptly as practicable after the commencement of the Offer, the Supporting Stockholders will validly and irrevocably tender (and shall use reasonable best efforts to so tender within five Business Days) into the Offer, and not withdraw, all outstanding Shares each Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but excluding any Shares issuable with respect to Company Options or Company RSUs or Company PSUs that are not exercised or vested, as applicable) (the “Subject Shares”).

During the period from September 10, 2026 until the termination of the Support Agreement (the “Support Period”), each Supporting Stockholder has agreed, in connection with any annual or special meeting of stockholders of the Company in which the vote or other approval of the stockholders of the Company is sought with respect to the Offer, the Merger or the Merger Agreement or any Acquisition Proposal (as defined in the Merger Agreement), to (i) appear at such meeting or otherwise cause all Subject Shares to be counted as present at the meeting for purposes of determining a quorum and (ii) be present (in person or by proxy) and vote or cause to be voted all of the Subject Shares (w) in favor of: (i) the adoption of the Merger Agreement and the approval of the Offer, the Merger and the transactions contemplated by the Merger Agreement (the “Transactions”); and (ii) any action in furtherance of the adoption of the Merger Agreement, (x) against any Acquisition Proposal (other than the Merger and the other Transactions), (y) against any proposal that would reasonably be expected to result in a material breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement , and (z) against any proposal involving the Company or its subsidiaries that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

During the Support Period, the Supporting Stockholders have further agreed not to, directly or indirectly, (i) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose (whether by sale, liquidation, dissolution, dividend or distribution) of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of such Supporting Stockholder’s Subject Shares, or any right or interest therein (or consent to any of the foregoing); or (ii) enter into any agreement, arrangement or understanding with respect to any Transfer of such Supporting Stockholder’s Subject Shares or any interest therein. Any action taken in violation of the foregoing sentence will be null and void ab initio. Each Supporting Stockholder has authorized Parent to direct the Company to impose stop orders to prevent the Transfer of any Subject Shares on the books of the Company in violation of the Merger Agreement. The restrictions on Transfer are subject to certain customary exceptions.

The Support Agreement provides that each Supporting Stockholder’s obligations under the agreements are solely in such Supporting Stockholder’s capacity as a stockholder of the Company, and not, if applicable, in such Supporting Stockholder’s capacity as a director, officer or employee of the Company, and that nothing in the Support Agreement in any way restricts a director or officer of the Company in the taking of any actions (or failures to act) in his or her capacity as a director or officer of the Company, or in the exercise of his or her fiduciary duties as a director or officer of the Company.

The Support Agreement terminates upon the earlier of (i) the Expiration Time (as defined in the Support Agreement) and (ii) with respect to any Supporting Stockholder, the mutual written agreement of Parent and such Stockholder.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a form of which is filed as Exhibit (e)(19) hereto and is incorporated herein by reference.

Confidentiality Agreement

On June 9, 2026, the Company and Parent entered into a Confidential Disclosure Agreement (the “Confidentiality Agreement”), pursuant to which the Company agreed to disclose certain of its confidential and proprietary information to Parent for purposes of a potential sale transaction of the Company, and Parent agreed, subject to certain customary exceptions including the ability to make disclosures required by applicable law, to keep such information, whether disclosed in writing, orally, or visually, confidential and to use it solely for such purpose. The Confidentiality Agreement also provides for the return, destruction, or deletion of confidential information upon request, subject to limited exceptions, and permits the Company to seek equitable relief, including injunctive relief, for breaches of the agreement. The Confidentiality Agreement terminates on June 9, 2027 and the confidentiality and use restrictions described above survive for one year following any such termination.

The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

The Company’s executive officers and the non-employee members of the Company Board may be deemed to have certain interests in the Offer and the other Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. Those interests may create potential or actual conflicts of interests. As described in more detail below, these interests include, among others:

•	vesting and cash settlement of outstanding vested Company Options and Company RSUs held by the non-employee members of the Company Board;

•	payment of a target annual cash bonus for the 2026 fiscal year upon the completion of the Merger;

•

the potential receipt of severance benefits by executive officers pursuant to their Severance Agreements (as defined below), which provides for certain severance payments or benefits in the event of a qualifying termination during the period beginning three months prior to and ending twelve months following the completion of the Merger, including acceleration of Company RSUs and Company PSUs; and

•	the entitlement to indemnification benefits in favor of directors and officers of the Company.

The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in the subsection entitled “- Reasons for the Recommendation.”

Consideration for Shares Tendered Pursuant to the Offer

If the Company’s executive officers and non-employee members of the Company Board who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same Offer Price on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the Offer Acceptance Time occurs and the Merger is consummated, such executive officers and directors will also receive in exchange for their Shares the same Merger Consideration on the same terms and conditions as the other stockholders of the Company. As of September 8, 2026, the executive officers and directors of the Company beneficially owned, in the aggregate, 7,517,608 Shares, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs and Company PSUs, which are discussed separately in the subsection below entitled “- Effect of the Offer and the Merger on Equity Awards.” If the directors and executive officers were to tender all 7,517,608 of these Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, then the directors and officers would receive an aggregate of $78,934,884.00 in cash pursuant to tenders into the Offer.

The following table sets forth the number of Shares beneficially owned as of September 8, 2026 by each of our executive officers and directors, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs and Company PSUs, and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name	Number of Shares Beneficially Owned (#) (1)	Implied Cash Consideration for Shares ($)
Executive Officers
Craig Anderson	148,374	$1,557,927.00
George Chamoun	2,470,629	$25,941,604.50
Leanne Fitzgerald	209,930	$2,204,265.00
Timothy Fox (2)	18,041	$189,430.50
Vikas Mehta	272,190	$2,857,995.00
Andrew Peer	23,294	$244,587.00
Michael Waterman	338,021	$3,549,220.50
William Zerella (3)	599,185	$6,291,442.50
Directors
Kirsten Castillo	39,107	$410,623.50
Robert P. Goodman	1,327,189	$13,935,484.50
Brian Hirsch	1,962,465	$20,605,882.50
René F. Jones	19,107	$200,623.50
Eileen A. Kamerick	9,868	$103,614.00
Brian Radecki	80,208	$842,184.00

(1)

In calculating the number of Shares beneficially owned for this purpose, Shares underlying outstanding Company Options (whether or not currently exercisable), Company RSUs and Company PSUs held by each individual are excluded.

(2)	Mr. Fox was promoted to Chief Financial Officer of the Company, effective as of August 11, 2026.
(3)	Mr. Zerella resigned as Chief Financial Officer of the Company, effective as of August 10, 2026.

Effect of the Offer and the Merger on Equity Awards

Pursuant to the Merger Agreement, at the Effective Time, and without any action on the part of Parent, Merger Sub, the Company, or any other person, (A) each outstanding option to purchase shares of ACV Stock (“Stock Options”) which is vested and has a per share exercise price less than the Merger Consideration will be canceled in exchange for the right to receive a cash payment equal to (x) the number of shares of ACV Stock subject to such Stock Option multiplied by (y) the excess of (i) the Offer Price over (ii) the applicable per share exercise price of the Stock Option subject to any required withholding taxes; provided, that each outstanding Stock Option that is vested and has a per share exercise price equal to or greater than the Merger Consideration will be canceled for no consideration, (B) each unvested outstanding Stock Option will be converted into an option to acquire a number of shares of common stock of Parent (a “Converted Stock Option”), determined by multiplying the number of shares of ACV Stock subject to such Stock Options as of immediately prior to the Effective Time by the Exchange Ratio (as defined in the Merger Agreement) (rounded down to the nearest whole share), at an exercise price per share of common stock of Parent equal to the exercise price per share of such Stock Option divided by the Exchange Ratio (rounded up to the nearest whole cent), (C) each outstanding award of restricted stock units with respect to shares of ACV Stock that is or was subject to vesting conditions based solely on continued employment or service (each, a “Restricted Stock Unit”), that is held by a non-employee member of the board of directors or by any former service provider of ACV will be fully vested (to the extent unvested), and converted into the right to receive a cash payment equal to (x) the number of shares of ACV Stock subject to such Restricted Stock Unit immediately prior to the Effective Time multiplied by (y) the Offer Price, subject to any required withholding taxes, (D) each other Restricted Stock Unit will be converted into a restricted stock unit award, with respect to a number of shares of common stock of Parent (a “Converted RSU”)

determined by multiplying the number of shares of ACV Stock subject to such Restricted Stock Unit by the Exchange Ratio and (E) each restricted stock unit award with respect to shares of ACV Stock that includes performance-based vesting conditions (each, a “PSU”) will be converted into a restricted stock unit award, with respect to a number of shares of common stock of Parent (a “Converted PSU”) determined by multiplying the number of shares of ACV Stock subject to such PSU based on the greater of target and actual performance (as determined by the Company’s Compensation Committee in its discretion) through the Effective Time by the Exchange Ratio. The Converted Stock Options, Converted RSUs and Converted PSUs will remain subject to the same terms and conditions (other than applicable performance goals) that applied immediately prior to the Effective Time.

Treatment of Executive Officer and Director Equity Awards in the Merger

All Company Options, Company RSUs and Company PSUs held by the Company’s executive officers and non-employee directors will be treated as described in the preceding subsection entitled “- Effect of the Offer and the Merger on Equity Awards.” Notwithstanding the foregoing, pursuant to the Company’s Non-Employee Director Compensation Policy, all Company RSUs granted to the Company’s non-employee directors will accelerate vesting in full immediately prior to the Effective Time, subject to the directors’ continued service through the Effective Time.

Table of Estimated Consideration for Executive Officer and Director Equity Awards

The following table sets forth (i) the number of Shares underlying the outstanding Company Options, Company RSUs and Company PSUs held by the Company’s executive officers and non-employee directors, as applicable; and (ii) the estimated cash amounts that the Company’s executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) at the Effective Time in respect of such awards, in each case as of September 15, 2026. Solely for purposes of the table below, we have assumed that the Effective Time occurred on September 15, 2026. The table below does not take into account any vesting, exercise or forfeiture of equity awards, nor any additional equity awards that may be granted, in each case, between September 15, 2026 and the closing of the Transactions (the “Closing”).

Name	Number of Unvested In-the- Money Options (#)	Value of Unvested In- the-Money Options ($)(1)	Number of Vested In- the-Money Options (#)	Value of Vested In- the-Money Options ($)(1)	Number of Unvested Company RSUs (#)	Value of Unvested Company RSUs ($)(2)	Number of Unvested Company PSUs (#)(3)	Value of Unvested PSUs ($)(3)
Executive Officers
Craig Anderson	—	—	—	—	340,534	$3,575,607	178,326	$1,872,423
George Chamoun	—	—	89,300	$925,148	894,478	$9,392,019	517,594	$5,434,737
Leanne Fitzgerald	—	—	—	—	340,534	$3,575,607	178,326	$1,872,423
Timothy Fox	—	—	—	—	214,517	$2,252,429	60,403	$634,232
Vikas Mehta	—	—	—	—	510,450	$5,359,725	274,491	$2,882,156
Andrew Peer	—	—	34,250	278,365	171,630	$1,802,115	—	—
Michael Waterman	—	—	259,835	$2,691,891	467,662	$4,910,451	252,279	$2,648,930
William Zerella (4)	—	—	—	—	477,536	$5,014,128	257,405	$2,702,753
Directors
Kirsten Castillo	—	—	13,417	$68,158	27,500	$288,750	—	—
Robert P. Goodman	—	—	—	—	27,500	$288,750	—	—
Brian Hirsch	—	—	—	—	27,500	$288,750	—	—
René F. Jones	—	—	100,000	$508,000	27,500	$288,750	—	—
Eileen A. Kamerick	—	—	80,984	$485,904	27,500	$288,750	—	—
Brian Radecki	—	—	—	—	27,500	$288,750	—	—

(1)

The estimated value of the in-the-money options equals the aggregate number of Shares underlying such in-the-money options multiplied by the amount by which the Merger Consideration exceeds the per Share exercise price of such in-the-money options.

(2)	The estimated value of Company RSUs equals the aggregate number of Shares underlying such Company RSUs multiplied by the Merger Consideration.
(3)

The number of unvested Company PSUs are shown based on target performance. The estimated value of Company PSUs equals the aggregate number of Shares underlying such Company PSUs (assuming target performance) multiplied by the Merger Consideration.

(4)

Mr. Zerella resigned as Chief Financial Officer of the Company, effective as of August 10, 2026. Pursuant to the Zerella Agreement (as described below), (i) Mr. Zerella remains eligible for continued vesting of his outstanding equity awards through his termination date on October 2, 2026 and (ii) Mr. Zerella’s Severance and Change in Control Agreement, dated as of May 5, 2026, was terminated, effective as of August 11, 2026.

Continuing Employees - Employee Benefit Plans

Except as otherwise set forth in the Merger Agreement, for a period commencing at the Effective Time and ending on the date that is twelve (12) months thereafter (or such earlier date that any Continuing Employee terminates employment), Parent shall cause each employee of the Company or its Subsidiaries as of immediately prior to the Effective Time whose employment continues as of the Effective Time (each, a “Continuing Employee”) to receive (i) an annual rate of salary for salaried employees and an hourly rate for hourly employees that is no less favorable than the annual rate of salary or hourly wage, as applicable, provided to such Continuing Employee as of immediately prior to the Effective Time, (ii) target cash incentive compensation opportunities (excluding any change in control, retention or similar payments) that are no less favorable than the target cash incentive compensation opportunities provided to such Continuing Employee immediately prior to the Effective Time, (iii) the greater of (A) those described in Section 7.04(b) of the Company Disclosure Schedule and (B) severance benefits and protections no less favorable than those provided by Parent or an applicable Subsidiary to its similarly situated employees and (iv) all other compensation and employee benefits that are substantially comparable in the aggregate to all other compensation and employee benefits provided to such Continuing Employee as of immediately prior to the Effective Time (excluding any defined benefit pension and retiree medical or life insurance benefits). These obligations do not require Parent or any of its affiliates to establish, maintain or provide any particular employee benefit plan, program or arrangement.

With respect to a benefit plan of Parent or an affiliate or the Surviving Corporation in which a Continuing Employee will be eligible to participate following the Effective Time, with certain exceptions, service credit will be provided to Continuing Employees for purposes of any benefit plans in which Continuing Employees are eligible to participate after the Effective Time to the same extent and for the same purpose as such service would have been recognized under comparable plans of the Company or its subsidiaries, and Parent will use reasonable best efforts to cause certain waiting periods or preexisting conditions under certain health and welfare plans applicable to Continuing Employees to be waived for Continuing Employees, to the extent waiting periods and preexisting conditions did not apply or were satisfied under a similar Company plan prior to the Effective Time.

Annual Incentive Bonuses

At the Effective Time (or within ten (10) Business Days thereafter), Parent shall cause the Surviving Corporation to pay to each Continuing Employee (i) any unearned but unpaid short-term incentive bonus for the performance period immediately preceding the performance period in which the Effective Time occurs and (ii) a bonus under the Company’s short-term performance bonus programs for the performance period in which the Effective Time occurs calculated based on target performance and assuming a continued service during the full performance period.

Executive Officer Change in Control and Severance Agreements

Pursuant to the terms of the Company’s Change in Control and Severance Agreements (each, a “Severance Agreement”) with its named executive officers, if an executive officer’s employment is terminated either (i) by the Company without cause or (ii) by the executive officer for good reason (each as defined in the applicable Severance Agreement), in each case during the period beginning three (3) months prior to and ending twelve (12) months following a change in control of the Company (a “Change in Control Qualified Termination”), then such executive officer is entitled to receive the following severance benefits subject to the timely execution and non-revocation of a general release of claims:

•

a lump sum cash severance payment equal to (A) 2.0 times (in the case of Mr. Chamoun) or 1.5 times (in the case of each other executive officer) the sum of the executive’s annual base salary and (B) 1.5 times (in the case of Mr. Chamoun) or 1.0 times (in the case of each other executive officer) the executive’s target annual bonus, in each case as in effect immediately prior to the date of termination (or, if higher, as in effect immediately prior to the Change in Control);

•

participation in the Company’s group health and dental plans on the same terms as active employees (or, if such continuation is not permitted, a monthly cash payment equal to the applicable COBRA premium) for a period of 24 months (in the case of Mr. Chamoun) or 18 months (in the case of each other executive officer) following the date of termination

•	full accelerated vesting of all outstanding time-based equity awards held by the named executive officer as of the date of termination;

•

full accelerated vesting of all outstanding performance-based equity awards held by the named executive officer as of the date of termination, with performance deemed achieved at the greater of target or actual performance through the most recently completed measurement period.

•

Pursuant to the terms of the Severance Agreements, the Company’s executive officers will each also be entitled to receive such payment as would entitle such executive officer to receive the greatest after-tax benefit, even if it means that the Company pays such executive a lower aggregate payment, so as to minimize or eliminate the potential excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”).

For an estimate of the amounts that may be payable to each of the Company’s named executive officers pursuant to his offer letter and Severance Agreement, please see Item 8 under the subsection entitled “- Golden Parachute Compensation.”

Letter Agreement with William Zerella

On August 11, 2026, the Company entered into a letter agreement with William Zerella (the “Zerella Agreement”) in connection with Mr. Zerella’s resignation as Chief Financial Officer of the Company. Pursuant to the Zerella Agreement, Mr. Zerella will remain employed by the Company in a non-executive capacity to assist with the transition of his duties to his successor Chief Financial Officer through October 2, 2026. In connection with his transition, Mr. Zerella will receive a reduced annual base salary of $125,000, prorated for his service during the transition period. Mr. Zerella will continue to participate in the Company’s employee benefit plans in accordance with their terms and will continue to vest in his outstanding equity awards, in each case through the Termination Date. Pursuant to the Zerella Agreement, Mr. Zerella’s Severance Change in Control Agreement, dated as of May 5, 2026, was terminated, effective as of August 11, 2026.

Retention Bonus Program

Pursuant to the Merger Agreement, the Company may establish a cash-based retention program in an aggregate amount of up to $2,800,000 to promote retention and to incentivize efforts to consummate the Closing (the “Retention Program”) or to provide severance greater than the Company’s severance policy (but otherwise in the ordinary course), in the amounts and on the terms as determined by the Company following reasonable notice to Parent. Bonuses under the Retention Program shall be payable to employees who are not executive officers, subject to such employee’s continued employment with the Company and its subsidiaries on each applicable payment date. Notwithstanding the foregoing, in the event that the applicable employee is terminated by the Company, the Surviving Corporation or their subsidiaries (as applicable) without “cause” or the employee resigns for “good reason”, then vesting of any then-unpaid retention bonus shall accelerate in full.

Section 280G and 4999 Matters

In connection with the signing of the Merger Agreement, the parties have agreed that, the Company may, in consultation with Parent, take actions to eliminate or mitigate the effects, if any, of Section 280G and 4999 of the Code, including without limitation, (i) accelerating the grant, vesting and payment into 2026 of any compensation and benefits that otherwise would have been granted, vested or paid in a later calendar year; (ii) entering into non-competition agreements and obtaining third party valuations of restrictive covenants or (iii) entering into “best net” cutback agreements with disqualified individuals.

Treatment of the Employee Stock Purchase Plan

As soon as practicable following the date of the Merger Agreement the Company is required to take all actions necessary to provide that, contingent on the consummation of the Merger, (i) no new participants may join the ESPP following September 10, 2026, (ii) there will be no increase in the amount of participants’ payroll deduction elections or rate of contributions under the Company ESPP and no contributions other than previously elected payroll deductions during the current purchase period from those in effect as of September 10, 2026, (iii) no new offering period under the Company ESPP will commence on or after September 10, 2026, and (iv) the ESPP will terminate, effective on the earlier of the first purchase date following the date of this Agreement and the tenth (10th) trading day before the Effective Time, but subsequent to the exercise of purchase rights on such purchase date (in accordance with the terms of the Company ESPP).

Future Arrangements Following the Closing

Other than as described above, as of the date of this Schedule 14D-9, none of the Company’s executive officers have (i) reached an understanding on potential employment or other retention terms with the Surviving Corporation or with Parent or Merger Sub; (ii) have entered into restrictive covenant agreements with the Surviving Corporation or with Parent or Merger Sub, or (iii) entered into any definitive agreements or arrangements regarding employment or other retention with the Surviving Corporation or with Parent or Merger Sub to be effective following the consummation of the Closing. However, prior to the Closing, Parent or Merger Sub may initiate discussions regarding employment or other retention terms and may enter into definitive agreements regarding employment or retention for certain of the Company’s employees to be effective as of the Closing.

Rule 14d-10(d) Matters

Pursuant to the Merger Agreement, prior to the Offer Acceptance Time and to the extent permitted by applicable legal requirements, the Compensation Committee, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Merger Sub, the Company or its subsidiaries or their respective affiliates and any of the officers, directors or employees of the Company or its subsidiaries that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act. Promptly upon Parent or any of its affiliates entering into any such arrangement with any of the officers, directors or employees of the Company or its subsidiaries, Parent will provide to the Company any and all information concerning such arrangements as may be needed by the Company to comply with this paragraph.

Director and Officer Indemnification and Insurance

Under Section 145 of the DGCL, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities.

The Company’s Eleventh Amended and Restated Certificate of Incorporation (as amended from time to time, the “Charter”) provides that, to the fullest extent permitted by applicable law, the Company is authorized to provide indemnification of (and advancement of expenses to) its directors, officers, employees and agents (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. In addition, the Company’s Amended and Restated Bylaws (as amended from time to time, the “Bylaws”) provide that the Company will indemnify its current and former directors and executive officers (as defined therein) to the fullest extent permitted under and in any manner permitted under the DGCL or any other applicable law, subject to the terms set forth therein , and may indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Charter further provides that, to the fullest extent permitted by applicable law, a director or officer of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. Delaware law prohibits the Charter from limiting the liability of (a) the Company’s directors or officers for (i) any breach of the director’s or officer’s, as applicable, duty of loyalty to the Company or to its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) any transaction from which the director or officer, as applicable, derived an improper personal benefit; (b) the Company’s directors for the unlawful payment of dividends or unlawful stock repurchases or redemptions as contemplated in Section 174 of the DGCL; or (c) the Company’s officer’s in any action by or in the right of the Company.

As permitted by the DGCL, the Bylaws also provide that the Company is required to advance expenses, as incurred, to its current and former directors and executive officers in connection with a Proceeding (as defined in the Bylaws), subject to the exceptions stated therein, and further provides that the rights conferred in the Bylaws are not exclusive.

The Merger Agreement provides that for six (6) years after the Effective Time, Parent will, and will cause the Surviving Corporation to, indemnify and hold harmless the present and former directors, officers, employees, fiduciaries and agents of the Company and its subsidiaries and any individuals serving in such capacity at or with respect to other persons at the Company’s or its subsidiaries’ request (each, an “Indemnified Person”) from and against any out-of-pocket losses, damages, liabilities, costs, expenses (including attorneys’ fees), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in respect of the Indemnified Persons’ having served in any such capacity prior to the Effective Time, in each case to the fullest extent permitted by the DGCL and/or provided under the Charter, the Bylaws or any other organizational documents of the Company or any of its subsidiaries in effect on the date of the Merger Agreement. Notwithstanding the foregoing, if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification or advancement pursuant to the Merger Agreement, then the claim asserted in such notice will survive the sixth (6th) anniversary of the Effective Time until such claim is fully and finally resolved. In connection with a proceeding arising out of or relating to matters that would be indemnifiable pursuant to the Merger Agreement, (i) the Surviving Corporation will have the right to control the defense thereof after the Effective Time; (ii) each Indemnified Person will be entitled to retain his or her own counsel (the reasonable fees and expenses of which will be paid by the Surviving Corporation), whether or not the Surviving Corporation elects to control the defense of any such proceeding; (iii) upon receipt of an undertaking by or on behalf of such Indemnified Person to repay any amount if it is ultimately determined that such Indemnified Person is not entitled to indemnification, the Surviving Corporation will advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such proceeding, whether or not the Surviving Corporation elects to control the defense of any such proceeding; and (iv) no Indemnified Person will be liable for any settlement of such proceeding effected without his or her prior written consent, unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Person from all liability arising out of such proceeding.

Additionally, the Merger Agreement provides that for six (6) years after the Effective Time, Parent will cause to be maintained in effect provisions in the certificate of incorporation, bylaws or other organizational documents of the Surviving Corporation and its subsidiaries (or in such documents of any successor to the business of the Surviving Corporation or any such subsidiary) regarding elimination of liability of directors and officers, indemnification of directors, officers and other fiduciaries and advancement of fees, costs and expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement.

From and after the Effective Time, Parent will, and will cause the Surviving Corporation and its subsidiaries to, honor and comply with their respective obligations under any indemnification agreement with any Indemnified Person on the Company’s standard form of indemnification agreement, a copy of which is attached as Exhibit (e)(7) hereto, that was in effect as of the date of the Merger Agreement, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnified Person thereunder.

Additionally, prior to the Effective Time, the Company will or, if the Company is unable to, Parent will cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the noncancelable “tail” or “runoff” extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), which D&O Insurance shall (i) be for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, (ii) be from the Company’s current insurance carrier with respect to D&O Insurance or, if unavailable, from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance and (iii) have terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date of the Merger Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against an Indemnified Person by reason of his or her having served in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the transactions contemplated thereby), except that (x) in no event will the Company, Parent or the Surviving Corporation expend, or be required to expend, for such policies a premium amount in excess of 300% of the premium amount per annum for the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies and (y) if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

The foregoing summary and description of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Charter, the Bylaws and the form of Indemnity Agreement, which, together with applicable amendments thereto, are filed as Exhibits (e)(1), (e)(3), (e)(4), (e)(5), (e)(6) and (e)(7) hereto, respectively, and are incorporated herein by reference.

Section 16 Matters

Pursuant to the Merger Agreement, prior to or as of the Offer Acceptance Time, the Company and the Company Board (or a duly formed committee thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)) will, to the extent necessary, take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Options, Company RSUs and Company PSUs in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Recommendation of the Company Board

At a meeting held on September 9, 2026, after careful discussion and consideration, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Merger and the Offer, are fair to, and in the best interests of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) approved and declared it advisable for the Company to execute, deliver, and perform under, the Merger Agreement and consummate the Transactions, including the Offer and the Merger and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.

Accordingly, and for the reasons described below in the section titled “Item 4. The Solicitation or Recommendation - Reasons for the Recommendation,” the Company Board unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

On September 10, 2026, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement, a copy of which is attached as Exhibit (a)(5)(A) hereto and incorporated herein by reference.

Background of the Offer and the Merger

The Board of Directors of the Company (the “Company Board”) and management of the Company regularly evaluate and consider the Company’s historical performance, future growth prospects, overall strategic goals and objectives and various opportunities to enhance stockholder value, as well as industry conditions and developments.

During August 2022, the Company participated in discussions with a strategic party (“Party A”) for a merger between the Company and Party A. While the Company and Party A executed a confidentiality agreement (which did not contain a “standstill”), discussions ultimately ceased without proceeding to negotiating terms of a definitive agreement.

On November 17, 2025, the Chief Executive Officer of Party A (the “Party A CEO”) contacted Mr. George Chamoun, the Chief Executive Officer of the Company, to discuss a possible transaction. Mr. Chamoun promptly informed the Company Board of the outreach by the Party A CEO. Shortly thereafter on that same day, the Party A CEO sent a letter to Mr. Chamoun in which Party A proposed an all-stock combination between Party A and the Company, with each share of Company common stock exchanged for 0.31x – 0.34x shares of Party A common stock (the “Party A November 17 Proposal”). The Party A November 17 Proposal implied a 31%-33% ownership stake for the Company’s stockholders in the combined company, and a 29%-41% premium to the at-the-market exchange ratio as of November 14, 2025. The transaction would not be subject to a financing condition. Mr. Chamoun promptly forwarded the Party A November 17 Proposal to the Company Board.

In connection with the Party A November 17 Proposal, the Company had planned to engage a large, nationally recognized financial advisor, and commenced discussions with such financial advisor. The Company Board had received materials from this financial advisor containing financial analysis as to the Party A November 17 Proposal prior to a planned meeting of the Company Board on November 21, 2025. However, prior to the meeting, this financial advisor informed the Company that due to other matters that the financial advisor was advising on, it would be unable to advise the Company further on the Party A November 17 Proposal or on the proposed transaction generally.

At the November 21, 2025 Company Board meeting, a representative of Davis Polk & Wardwell LLP, the Company’s outside counsel (“Davis Polk”), reviewed with the Company Board their fiduciary duties under applicable law. After discussion and deliberation, the Company Board determined that the Party A November 17 Proposal undervalued the Company, and instructed Mr. Chamoun to respond to Party A with that message but also state that the Company Board would be willing to consider an improved proposal from Party A.

On November 22, 2025, Mr. Chamoun sent an email to the Party A CEO stating that the Company Board had considered the Party A November 17 Proposal but found that it undervalued the Company, but also stating that the Company was open to receiving an improved proposal from Party A.

On November 24, 2025, the Party A CEO sent an email to Mr. Chamoun stating that Party A remained interested in pursuing a business combination with the Company.

On November 25, 2025, Mr. Chamoun sent another email to the Party A CEO stating that the Company Board would discuss the Party A November 17 Proposal again at its next meeting.

On December 11, 2025, the Company Board held a meeting at which J.P. Morgan Securities LLC (“J.P. Morgan”), financial advisor to the Company, presented materials discussing the Company’s financial profile and the Party A November 17 Proposal.

On December 21, 2025, at the direction of the Company Board, Mr. Chamoun sent an email to the Party A CEO reiterating that the Company Board found the Party A November 17 Proposal undervalued the Company, but that the Company was open to receiving an improved proposal from Party A.

On December 22, 2025, the Party A CEO sent an email to Mr. Chamoun sharing additional perspectives and noting that he hoped to continue the conversation in the coming weeks.

On March 5, 2026, Party A sent a new proposal to Mr. Chamoun (the “Party A March 5 Proposal”). The Party A March 5 Proposal proposed that Party A would acquire the Company for $8.75 per share, to be paid in $3.00 to $5.00 per share of cash and the remainder in shares of Party A common stock. The Party A March 5 Proposal implied a 16%-23% ownership stake for the Company’s stockholders in the combined company, and a 60% premium to the Company’s closing stock price at March 4, 2026. The transaction would not be subject to a financing condition. Mr. Chamoun responded that he would forward the letter to the Company Board, and Mr. Chamoun did so promptly thereafter.

On April 8, 2026, the Company Board met. Representatives of Davis Polk were in attendance. After discussion and deliberation, the Company Board determined that the Party A March 5 Proposal undervalued the Company, and instructed Mr. Chamoun to respond to Party A with that message but also state that the Company Board would be willing to consider an improved proposal from Party A.

On April 23, 2026, Mr. Chamoun spoke by phone with the Party A CEO, and communicated that the Company Board had determined that the Party A March 5 Proposal undervalued the Company, but that the Company was open to receiving an improved proposal.

On May 12, 2026, Party A sent a letter to Mr. Chamoun expressing disappointment that a transaction had not been entered into between Party A and the Company, and stating that Party A would await a proposal from the Company.

On May 18, 2026, at the direction of the Company Board, the Company sent a letter to Party A stating that the Company was open to receiving an improved proposal from Party A.

On May 29, 2026, Mr. Jeffrey Liaw, who at the time was Chief Executive Officer of Copart, Inc. (“Copart”), contacted Mr. Chamoun to set up a time to speak.

On June 4, 2026, Mr. Jay Adair, who at the time was the Executive Chairman of Copart, Mr. Liaw, Mr. Chamoun, and certain other members of Company management met in Buffalo, New York, in person. Mr. Adair stated that Copart would be interested in exploring a transaction with the Company. Mr. Chamoun responded that the Company Board would consider a proposal, consistent with its fiduciary duties, and that Mr. Chamoun would also inform the Company Board of the discussion. Mr. Chamoun promptly informed the Company Board of his conversation with Mr. Adair and the members of Copart management.

On June 9, 2026, the Company and Copart executed a confidentiality agreement. The confidentiality agreement did not contain a “standstill”.

On July 2, 2026, Mr. Adair sent a proposal to Mr. Chamoun proposing that Copart acquire the Company for total consideration of between $8.00 to $8.50 per share in Copart common stock (the “July 2 Copart Proposal”). The July 2 Copart Proposal represented a 10%-16% premium to the Company’s closing stock price on July 2, 2026, and a 25%-33% premium to the 30-day VWAP of the Company’s stock price on July 2, 2026. The July 2 Copart Proposal also attached a proposed form of exclusivity agreement. Mr. Chamoun promptly forwarded the July 2 Copart Proposal and proposed form of exclusivity agreement to the Company Board.

On July 7, 2026, the Company executed a confidentiality agreement with a strategic party (“Party D”) for discussions regarding a business arrangement as the Company Board continued to explore other means by which to maximize stockholder value; the confidentiality agreement with Party D did not contain a “standstill.” While the Company and Party D held preliminary discussions on such a business arrangement, discussions never advanced to a substantive stage.

On July 10, 2026, the Company executed a confidentiality agreement with a strategic party (“Party E”) for discussions regarding a business arrangement as the Company Board continued to explore other means by which to maximize stockholder value; the confidentiality agreement with Party E did not contain a “standstill.” While the Company and Party E held preliminary discussions on such a business arrangement, discussions never advanced to a substantive stage.

On July 12, 2026 the Company Board met to discuss the July 2 Copart Proposal. Representatives of J.P. Morgan and Davis Polk were also present. J.P. Morgan presented its preliminary financial analysis with respect to the July 2 Copart Proposal. J.P. Morgan also reviewed a list, prepared by the Company Board, of strategic parties, and a list of financial parties, who might have interest in a transaction with the Company. J.P. Morgan noted that the strategic parties who might be interested comprised a relatively a small list, taking into account the macro-economic situation and the Company’s size. J.P. Morgan also noted that it was unlikely that any financial parties would submit attractive proposals due to the constraints currently facing financial parties in general and the capital required of a financial acquirer to fund the Company’s operations. A representative of Davis Polk reviewed with the Company Board their fiduciary duties under applicable law. After discussion and deliberation, the Company Board instructed J.P. Morgan to contact the strategic parties that were discussed who would have interest in the Company.

On July 14, 2026, at the direction of the Company Board, J.P. Morgan contacted three potential parties, which parties were Party A, Copart and another potential party (“Party B”), to explore whether they had interest in a transaction with the Company.

On July 20, 2026, the Company executed a confidentiality agreement with Party B. The confidentiality agreement did not contain a “standstill”.

On July 29, 2026, at the direction of the Company Board, J.P. Morgan sent a letter to Party A, Copart and Party B, requesting that any party interested in exploring a transaction with the Company deliver a proposal by 5:00 p.m. Eastern time on August 6, 2026.

On August 3, 2026, J.P. Morgan provided a customary relationships disclosure memorandum covering Party A, Copart and Party B to Company management, the Company Board and Davis Polk demonstrating that

J.P. Morgan had no material interests or conflicts in connection with the Company, any of its directors or officers, or any of Party A, Copart or Party B.

On August 4, 2026, J.P. Morgan received an inbound communication from a potential party (“Party C”) about its interest in a transaction with the Company.

On August 6, 2026, Party A, Party B and Copart delivered non-binding indicative proposals to acquire the Company. Party A proposed a cash and stock transaction with an implied price per share of $10.50, split equally between cash and Party A common stock (the “August 6 Party A Proposal”). The August 6 Party A Proposal represented a 41% premium to the Company’s closing stock price on August 6, 2026, and a 58% premium to the 90-day VWAP of the Company’s stock price on August 6, 2026. The August 6 Party A Proposal did not contain a financing condition, but it did state that Party A would deliver binding debt commitment letters at signing.

Party B proposed an all-cash transaction with a price per share of between $11.00 and $12.00 (the “August 6 Party B Proposal”). The August 6 Party B proposal represented a 46%-59% premium to the 30-day VWAP of the Company’s stock price on August 6, 2026, and had an implied enterprise value for the Company of approximately $1,882-$2,066 million, implying a valuation of 30.4x-33.4x of the Company’s publicly reported trailing 12-month EBITDA. The August 6 Party B proposal did not contain a financing condition, but it did state that Party B was in discussion with its lenders to deliver binding debt commitment letters at signing.

Copart proposed an all-cash transaction with a price per share of between $10.00 and $10.25 (the “August 6 Copart Proposal”). The August 6 Copart proposal represented a 30%-33% premium to the Company’s closing stock price on August 5, 2026 and a 49%-52% premium to the 60-day VWAP of the Company’s stock price on August 5, 2026. The August 6 Copart Proposal was not subject to any financing conditions, and Copart stated that it had sufficient cash on hand to fund the full purchase price.

On August 8, 2026, the Company Board held a meeting. Representatives of J.P. Morgan and Davis Polk were also present at the Company Board meeting. Representatives of J.P. Morgan reviewed with the Company Board J.P. Morgan’s financial analysis of each proposal. A representative of Davis Polk reviewed with the Company Board their fiduciary duties under applicable law, as well as the different forms of transaction structure that could be utilized for a potential transaction. The Company Board instructed J.P. Morgan to seek to cause each of Party B and Copart to improve their proposals and each of Party A, Party B and Copart to continue working on diligence.

On August 10, 2026, at the direction of the Company Board, J.P. Morgan spoke with Party C. Party C declined to proceed with further consideration of a transaction with the Company, without giving any specific reason.

On August 10, 2026, the Company reported its second quarter earnings. The closing price of the Company’s common stock on this date was $7.26. The next morning, on August 11, 2026, certain news outlets reported that the Company could be exploring strategic alternatives. On that morning, August 11, 2026, the Company’s common stock opened at $8.22.

On August 13, 2026, the Company Board met again. Representatives of J.P. Morgan and Davis Polk were also present at the Company Board meeting. Representatives of J.P. Morgan provided an update on the next steps with Party A, Party B and Copart, including timing considerations and the status of due diligence. A representative from Davis Polk reviewed with the Company Board their fiduciary duties under appliable law. The Company Board determined to continue to instruct the advisors to engage with Party A, Party B and Copart.

On August 15, 2026, Party B informed J.P. Morgan that it was no longer considering a transaction with the Company in light of a recent material decline in the stock price of Party B, and Party B’s need to focus on its own business.

On August 17, 2026, representatives of Davis Polk made available to each of Party A and Copart a form of merger agreement providing for a two-step transaction (i.e., a first step tender offer to acquire at least a majority of the Company’s outstanding common stock for cash, followed by a second step cash merger without a stockholder vote pursuant to Section 251(h) of the DGCL).

On August 19, 2026, Party A and the Company executed a clean room agreement.

On August 24, 2026, representatives of Davis Polk also made available to each of Party A and Copart a form of merger agreement providing for a cash and stock one-step merger given that some parties might wish to propose a cash and stock transaction.

On August 24, 2026, Wilson Sonsini Goodrich & Rosati, Professional Corporation (“Wilson Sonsini”), counsel to Copart, reached out to representatives of Davis Polk to set up a call. Later that day, representatives of Wilson Sonsini and Davis Polk spoke by phone to discuss preliminary comments on the form of merger agreement.

On August 27, 2026, Wilson Sonsini, on behalf of Copart, sent a markup of the merger agreement to Davis Polk.

On August 28, 2026, Mr. Adair spoke with Mr. Chamoun by phone. Mr. Adair asked Mr. Chamoun whether $10.00 per share would be acceptable to the Company Board. Mr. Chamoun responded that, while he would relay the request to the Company Board, Mr. Chamoun was highly doubtful that such a price would be acceptable to the Company Board.

On August 30, 2026, Davis Polk sent a revised draft of the merger agreement to Wilson Sonsini.

On September 1, 2026, Wilson Sonsini sent a further markup of the merger agreement to Davis Polk. Among other points that were negotiated, the parties negotiated (1) the regulatory efforts covenant, (2) the triggers and tail for the payment of the Company termination fee, (3) the amounts of the Company termination fee and the reverse termination fee, (4) the representations and warranties and (5) the interim operating covenants.

On September 2, 2026, outside counsel to Party A sent a markup of the merger agreement to Davis Polk.

Also on September 2, 2026, at the direction of the Company Board, J.P. Morgan sent a letter to each of Party A and Copart requesting final proposals by 5:00 p.m. Eastern time on September 8, 2026.

Also on September 2, 2026, Davis Polk sent a revised draft of the merger agreement to Wilson Sonsini.

On September 3, 2026, Wilson Sonsini, on behalf of Copart, sent to Davis Polk a form of support agreement to be signed by the directors and executive officers of the Company.

On September 4, 2026, Davis Polk sent a revised merger agreement to outside counsel to Party A. Among other points that were negotiated in the merger agreement with Party A, the parties negotiated (1) the regulatory efforts covenant, (2) the triggers and tail for the payment of the Company termination fee, (3) the amounts of the Company termination fee and the reverse termination fee, (4) the representations and warranties and (5) the interim operating covenants.

On September 4, 2026, Davis Polk sent a revised support agreement back to Wilson Sonsini.

On September 5, 2026, Davis Polk sent a revised draft of the merger agreement back to Wilson Sonsini.

On September 6, 2026, Copart submitted a revised proposal pursuant to which Copart would acquire the Company for $10.50 per share in cash, and attached a proposed exclusivity agreement.

On September 7, 2026, Davis Polk and Wilson Sonsini spoke by phone to negotiate the terms of the merger agreement. Later that day, Davis Polk sent revised drafts of the merger agreement and the support agreement to Wilson Sonsini.

On September 8, 2026, Davis Polk and Wilson Sonsini spoke by phone to resolve a number of significant open issues on the merger agreement.

On September 8, 2026, Party A submitted a revised proposal for a cash and stock acquisition of the Company at an implied price of $10.00 per share, which was lower than the implied price of $10.50 per share in the August 6 Party A Proposal, together with a revised merger agreement and draft financing papers.

On September 8, 2026, the Company Board met. Representatives of J.P. Morgan and Davis Polk were also present at the Company Board meeting. Representatives of J.P. Morgan reviewed with the Company Board its financial analysis of the proposals from Party A and Copart, and also noted that Party A had not completed its due diligence review of the Company, while Copart had completed its due diligence. A representative of Davis Polk reviewed with the Company Board their fiduciary duties under appliable law. After discussion and deliberation, and taking into account the significant difference in price between the proposals of Party A and Copart, the fact that the media reported Copart might be considering an alternative acquisition and the belief of the Company Board that Copart might elect to pursue that acquisition in lieu of an acquisition of the Company, and the fact that the Copart proposal of $10.50 per share was all cash and exceeded the $10.00 per share nominal value of the cash and stock proposal from Party A, the Company Board instructed J.P. Morgan and Davis Polk to seek to finalize transaction documents for a transaction with Copart as promptly as practicable.

Throughout the remainder of September 8-10, 2026 Davis Polk and Wilson Sonsini worked to finalize the terms of the merger agreement and support agreement, and spoke by phone numerous times to resolve open points. Davis Polk and Wilson Sonsini also exchanged multiple drafts of the merger agreement and the support agreement over this period.

On September 9, 2026, J.P. Morgan provided an updated relationship disclosure letter to the Company Board, which provided disclosures regarding J.P. Morgan’s and its affiliates’ commercial relationships with the Company and each of Copart and Party A.

On September 9, 2026, Party A’s financial advisor spoke with J.P. Morgan by telephone and inquired about the status of Party A’s proposal, and stated that Party A might be willing to improve its proposal. At the direction of the Company Board, J.P. Morgan responded that Party A should improve its proposal and do so as promptly as possible. After that telephone call and through the time of signing the merger agreement with Copart, none of Party A, its financial advisor nor its legal counsel further contacted the Company or J.P. Morgan or Davis Polk.

On September 9, 2026, the Company Board held a meeting. Representatives of J.P. Morgan and Davis Polk were also present at the Company Board meeting. Representatives of J.P. Morgan reviewed its financial analyses of the Offer Price and Merger Consideration provided for in the merger agreement and reported the earlier phone call with Party A’s financial advisor, and the fact none of Party A, its financial advisor nor its legal counsel further contact the Company or J.P. Morgan or Davis Polk. Following its presentation, J.P. Morgan delivered to the Company Board its oral opinion, confirmed the following day by delivery of a written opinion dated September 10, 2026, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the Offer Price and Merger Consideration to be paid to the holders of Shares in the Transactions was fair, from a financial point of view, to such holders, as more fully described below in the section “—Opinion of the Company’s Financial Advisor—Opinion of J.P. Morgan”. A representative of Davis Polk reviewed with the Company Board their fiduciary duties under applicable law. The Company Board discussed the significant difference in price between the proposals of Party A and Copart, the fact that the media reported Copart might be considering an alternative acquisition and the belief of the Company Board that Copart might elect to pursue that acquisition in lieu of an acquisition of the Company, and the fact that the Copart proposal of $10.50 per share was all cash and exceeded the $10.00 per share nominal value of the cash and stock proposal from Party A. After discussion and deliberation, the Company Board unanimously (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, were fair to and in the best interests of the Company and its stockholders, (ii) declared the merger agreement and the transactions contemplated by the merger agreement, including the Offer and the Merger, advisable, (iii) adopted and approved the merger agreement, the execution and delivery by the Company of the merger agreement, the performance by the Company of the agreements contained therein and the consummation of the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions contained therein, and (iv) resolved, subject to Section 6.04(b) of the merger agreement, to recommend acceptance of the Offer by the stockholders of the Company.

Following the meeting of the Company Board on September 9, 2026, Davis Polk and Wilson Sonsini worked to finalize the merger agreement and the support agreement.

On September 10, 2026, shortly after market close, Copart and the Company executed the merger agreement, and Copart and the stockholders party to the support agreement executed the support agreement. Copart and the Company then publicly announced the transaction.

Reasons for the Recommendation

In evaluating the proposed Merger Agreement and the Transactions, the Company Board consulted with the Company’s management, as well as J.P. Morgan and Davis Polk. In the course of making the determination that the Merger Agreement and the Transactions, including the Merger and the Offer, are fair to, and in the best interests of, the Company and its stockholders, and to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement, the Company Board reviewed, evaluated and considered a significant amount of information and numerous reasons, including the following (which are not necessarily presented in order of relative importance):

•

Financial Terms of the Offer and Certainty of Value. The Company Board considered the aggregate potential value and form of consideration to be received in the Transactions by the Company’s stockholders, and considered:

•	that Parent’s offer of $10.50 per Share represents a compelling premium to recent market prices for the Shares, including:

•	an approximately 49% premium over the closing price per Share on September 8, 2026;

•	an approximately 40% premium over the volume-weighted average price of the Shares during the 30-calendar day period ending on September 8, 2026;

•	an approximately 44% premium over the volume-weighted average price of the Shares during the 60-calendar day period ending on September 8, 2026;

•	an approximately 54% premium over the volume-weighted average price of the Shares during the 90-calendar day period ending on September 8, 2026;

•	an approximately 51% premium over the volume-weighted average price of the Shares during the 1-year period ending on September 8, 2026;

•	the current and historical market prices of the Shares, including the market performance and volatility of the Shares relative to general market indices;

•	the Final Parent Proposal of $10.50 per Share was an increase of $2.00-2.50 per Share from the Initial Parent Proposal;

•	the Company Board’s belief that Parent’s offer of $10.50 per Share represented Parent’s “best and final” offer;

•	Party A’s final bid offer price was $10.00 per Share in cash and stock; and

•

that the Final Parent Proposal of $10.50 per Share is payable solely in cash, which allows the Company’s stockholders to realize immediate and certain value in respect of their Shares, especially when viewed against the internal and external risks and uncertainties around the execution of the Company’s standalone business plan and the potential impact of such risks and uncertainties on the trading price of the Shares.

•

Competitive Process Designed to Maximize Stockholder Value. The Company Board considered the fact that the Offer Price was the result of a robust and competitive auction process conducted over the course of several months under the oversight and direction of the Company Board, with advice from J.P. Morgan and Davis Polk, which process included outreach to a significant number of potentially interested parties, multiple rounds of bidding designed to generate competitive tension among prospective acquirors, and extensive arm’s-length negotiations with respect to the Offer Price and other material terms and conditions of the Merger Agreement, all of which were intended to and, in the judgment of the Company Board, did maximize the value available to the Company’s stockholders, particularly given the best other bid received by the Company Board was $10.00, as mentioned above.

•

The Company’s Business, Financial Condition, Prospects and Execution Risks. The Company Board’s assessment encompassed the Company’s then-current financial condition, business, prospects, and competitive positioning. As part of this analysis, the Company Board considered the continuation of the Company’s current business plan and the potential opportunities that those plans and strategies presented against, among other things, various execution and other risks to executing those plans. Among the potential risks identified by the Company Board were:

•	The Company’s prospects and competitive position as an independent public company. In this regard, the Company Board considered:

•

Risks relating to the macroeconomic, political, regulatory, industry and market conditions negatively impacting the valuations of, and the outlook for, companies in the online wholesale vehicle industry;

•

The Company’s competitive position in the online wholesale vehicle industry and competitive risks, including potential future competition from larger and better-funded companies that have competitive advantages from their broader commercial scope and economies of scale in pricing;

•	Other risk factors described in the Company’s other filings with the SEC, as listed in the section of this Schedule 14D-9 titled “Item 8. Additional Information—Forward-Looking Statements.”

•	The funding needs to execute the Company’s business plan and the availability, timing and cost of financing alternatives.

•

The fact that achieving management’s financial projections entails significant execution risk, as more fully described in the section titled “Item 4. The Solicitation or Recommendation—Certain Financial Projections.”

•

Best Value Reasonably Obtainable and Implied Premium. The belief of the Company Board that the Offer Price represents the best value reasonably obtainable for the Shares, taking into account the familiarity of the Company Board with the Company’s business, operations, prospects, business strategy, assets, liabilities and general financial condition on a historical and prospective basis. In this regard, the Company Board noted the significant premium reflected in the Offer Price, as described above under “Financial Terms of the Offer and Certainty of Value,” and that the Offer Price of $10.50 per Share, in an all cash deal, reflected multiple increases obtained by the Company Board over the course of its negotiations with Parent, from the Initial Parent Proposal of $8.00-$8.50 per Share to the Final Parent Proposal of $10.50 per Share. In addition, the Company Board believed that, measured against the Company’s longer-term execution risks, the per Share consideration reflects a fair and favorable price for the Shares.

•

Best Strategic Alternative for Maximizing Stockholder Value. The assessment of the Company Board that none of the possible alternatives to the Transactions (including the possibility of continuing to operate the Company as an independent public company, and the desirability and perceived risks of those alternatives, as well as the potential benefits and risks to the Company’s stockholders of those alternatives and the timing and likelihood of effecting such alternatives) was reasonably likely to present superior opportunities for the Company to create greater value for its stockholders, taking into account execution risks as well as business, competitive, financial, industry, legal, market and regulatory risks. In particular, the Company Board considered whether other potential counterparties might have an interest in, and the financial capacity to execute, an acquisition of the Company or another strategic transaction involving the Company, and determined that soliciting the interest of additional potential acquirers (1) was not likely to yield a more attractive acquisition proposal and (2) would jeopardize the successful execution of a transaction with Parent in the near term, as more fully described in the section titled “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger.”

•

Opinion of J.P. Morgan Securities LLC. The financial analyses presented by J.P. Morgan to the Company Board and the September 9, 2026 oral opinion delivered by J.P. Morgan to the Company Board, which was confirmed by delivery of its written opinion dated September 10, 2026, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the Offer Price and Merger Consideration to be paid to the holders of Shares in the Transaction was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “—Opinion of the Company’s Financial Advisor—Opinion of J.P. Morgan”. The full text of the written opinion of J.P. Morgan, dated September 10, 2026, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

•

Negotiations with Parent and Terms of the Merger Agreement. The terms and conditions of the Merger Agreement, which was the product of robust, arm’s-length negotiations and during which the Company Board was advised by Davis Polk. In this regard, the factors considered by the Company Board included:

•	The Company’s rights under the Merger Agreement to respond to unsolicited acquisition proposals from third parties;

•

The belief of the Company Board that the terms of the Merger Agreement, including the $57,700,000 termination fee payable by the Company to Parent, which equals approximately 3% of transaction equity value, would not preclude third parties from making a superior proposal;

•	The Company Board’s ability, under certain circumstances, to withdraw or modify its recommendation that holders of Shares tender their Shares in the Offer;

•

The Company’s ability, under certain circumstances and subject to compliance with the terms of the Merger Agreement, to terminate the Merger Agreement to accept a superior proposal from a third party, which, the Company Board believed that the size of the termination fee was reasonable, generally consistent with similar fees payable in comparable transactions, and not preclusive of other offers;

•

The provision in the Merger Agreement requiring Parent to pay to the Company a reverse termination fee of $115,300,000, which equals approximately 6% of transaction equity value, under specified circumstances, including termination following an injunction arising in connection with the HSR Act or a Competition Law, or failure to satisfy the HSR Condition or the Injunction Condition by the End Date;

•

The provision in the Merger Agreement requiring Parent to, under certain circumstances, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date; and

•

The Company’s ability, under the circumstances specified in the Merger Agreement, to specifically enforce the terms and provisions of the Merger Agreement, in addition to any other remedy to which the Company is entitled to consummate the Merger.

•

Reasonable Likelihood of Consummation. The belief of the Company Board that the Offer and the Merger were reasonably likely to be consummated, including the belief that the regulatory approvals required to consummate the Offer and the Merger were reasonably likely to be obtained.

•	Due Diligence. The fact that Copart had completed its due diligence investigation of the Company, and Party A had yet to complete its due diligence investigation of the Company.

•	No Financing Condition. The fact that the Transactions are not subject to a financing condition.

•

Timing of Completion. The anticipated timing of the consummation of the Offer and the Merger and the Company Board’s conclusion that the Offer and the Merger were capable of being completed in a reasonable timeframe and in an orderly manner, taking into account regulatory and other factors, reducing the period during which the Company’s business would be subject to the potential uncertainty of the Transactions not being consummated.

•

Business Reputation of Parent. The assessment of the Company Board that the business reputation and financial resources of Parent supported the conclusion that the Offer and the Merger were reasonably likely to be consummated successfully and in an appropriately expedited manner.

•

Appraisal Rights. The fact that appraisal rights under Section 262 of the DGCL are available to the Company’s stockholders who do not believe that the Offer Price represents fair consideration for their Shares.

The Company Board also considered a number of uncertainties, risks and other potentially negative factors related to its recommendation, including the following:

•

Risks Associated with Failure to Consummate the Offer and the Merger. The possibility that the Offer and the Merger might not be consummated in a timely manner or at all, and if the Transactions are not consummated, that: (1) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work on behalf of the Company during the pendency of the Transactions; (2) the Company will have incurred significant transaction and other costs (many of which are payable whether or not the Offer and the Merger are consummated); (3) the Company’s relationships with current or prospective strategic or commercial partners, employees and investors may be adversely affected, which could cause an adverse impact on the Company’s operating results; (4) the trading price of the Shares could be adversely affected; and (5) the contractual and legal remedies available to the Company if Parent were to seek to terminate the Merger Agreement may be insufficient from a variety of perspectives, costly to pursue, or both.

•

No Stockholder Participation in Future Growth or Earnings. The nature of the cash consideration in the Transactions means that the Company’s stockholders will not participate in the Company’s future earnings or growth.

•

Other Strategic Options. The other potential alternative strategies available to the Company as an independent company, which, despite significant uncertainty, could potentially have resulted in a more successful and valuable company.

•

No Ability to Solicit an Alternative Transaction. The restrictions in the Merger Agreement on the Company’s ability to solicit competing proposals from the date of the Merger Agreement, until the consummation of the Merger or termination of the Merger Agreement.

•

Regulatory Clearances. The Merger cannot be completed until the waiting period applicable to the Merger under the HSR Act has expired or otherwise been terminated, which subjects the Merger to potential delay and risk.

•

Termination Fee Payable to Parent. The requirement that the Company pay the termination fee of $57,700,000, which equals approximately 3% of transaction equity value, to Parent under certain circumstances following termination of the Merger Agreement, including if the Company Board terminates the Merger Agreement to accept a superior proposal, pursuant to the terms of the Merger Agreement. The Company Board considered the potentially dampening effect that the Company termination fee could have on a third party’s interest in making a proposal to acquire the Company.

•

Impact of Interim Restrictions on Company’s Business Pending the Completion of the Merger. The restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Transactions, which have the potential to delay or prevent the Company from undertaking strategic initiatives before the completion of the Transactions that, absent the Merger Agreement, the Company might have pursued.

•

Potential Effects of the Announcement of the Merger. The potential effects of the public announcement of the Offer and the Merger, including the: (1) effects on the Company’s employees, customers, partners, suppliers, vendors and operating results; (2) impact on the Company’s ability to attract and retain management and other personnel; and (3) potential for litigation in connection with the Merger, and the risk of incurring substantial costs and expenses in connection therewith.

•

Taxable Consideration. The fact that stockholders’ receipt of cash in exchange for Shares in the Offer and the Merger will generally be a taxable transaction for U.S. federal income tax purposes for the Company’s stockholders that are U.S. persons.

•

Interests of the Company’s Directors and Executive Officers. The fact that the Company’s directors and executive officers may have interests in the Transactions which may be different from, or in addition to, those of the Company’s other stockholders, as more fully described in the section of this Schedule 14D-9 titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” above.

The foregoing discussion of reasons considered is not meant to be exhaustive. Rather, it summarizes the material considerations and analyses evaluated by the Company Board in its consideration of the Merger, and such considerations and analyses are not necessarily presented in order of importance. After considering these and other reasons, the Company Board concluded that the potential benefits of entering into the Merger Agreement outweighed the potential uncertainties and risks. In light of the variety of reasons considered by the Company Board and the complexity of these reasons, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing reasons in reaching its determination and recommendations. Moreover, each member of the Company Board who voted in favor of the Merger applied his or her own personal business judgment to the process and may have assigned different relative weights to the different reasons. The Company Board adopted and approved the Merger Agreement based upon the totality of the information presented to, and considered by, the Company Board. The explanation of the reasons set forth above may contain forward-looking statements, which should be read in conjunction with the section of this Schedule 14D-9 titled “Item 8. Additional Information—Forward-Looking Statements.”

Certain Unaudited Prospective Financial Information

As part of the Company Board’s evaluation of a potential sale of the Company and other potential strategic alternatives available to the Company (including continuing as an independent company), the Company management reviewed with the Company Board, certain unaudited prospective financial information for the Company for fiscal years 2026 through 2030 summarized in the table below (the “Projections”). The Projections had been prepared on the basis of the Company continuing as an independent company. The Projections were approved by the Company Board for use and reliance by, and provided by the Company management to, J.P. Morgan for purposes of J.P. Morgan’s financial analysis and opinion to the Company Board, as described in “Item 4 – The Solicitation or Recommendation – Opinion of J.P. Morgan Securities LLC.”

The material assumptions of the Projections include, among other things: (1) low-double digit year over year dealer to dealer unit growth over the forecast period, supported by organic sales growth and benefits from wholesale bundle opportunities from the Company’s initiative known as Vehicle Inspection Platform for Enhanced Reporting (“Viper”), (2) an acceleration of year over year commercial unit growth to 235,000 units by 2030, supported by the Company’s land expansion strategy and the deployment of the Company’s technology for the commercial customer segment, (3) growth in the Company’s SaaS and Data services revenue to $135 million by 2030, driven by the Company’s Viper and Max products, (4) 4% improvement in revenue margin from 2025A to 2030E driven by modest increases of revenue per user and improvements in cost of revenue, and (5) leverage on the Company’s operating expenses from increased scale and disciplined spend from mid-40% of revenue in 2025A to low-30% in 2030. All of the foregoing material assumptions are highly uncertain, difficult or impossible to predict and many of such material assumptions are beyond the Company’s control.

The table below summarizes the Projections.

	Fiscal Year Ending December 31
($ millions)	2026E	2027E	2028E	2029E	2030E
Revenue	$857	$964	$1,116	$1,322	$1,525
Adjusted EBITDA (Unburdened by SBC)(1)	$78	$123	$187	$283	$382
Adjusted EBIT (Burdened by SBC)(2)	$(15)	$20	$73	$152	$244
NOPAT(3)	na	$15	$55	$114	$183
Unlevered Free Cash Flow(4)	na	$(97)	$(69)	$(8)	$37

(1)

“Adjusted EBITDA (Unburdened by SBC)” is defined as net income (loss), adjusted to exclude: depreciation and amortization, stock-based compensation expense, interest (income) expense, provision for income taxes, and other one-time non-recurring items, when applicable, such as acquisition-related and restructuring expenses.

(2)	“Adjusted EBIT (Burdened by SBC)” is defined as Adjusted EBITDA (Unburdened by SBC), minus stock-based compensation expenses, minus depreciation and amortization.
(3)	“NOPAT” is defined as Adjusted EBIT (Burdened by SBC), minus income taxes.
(4)	“Unlevered Free Cash Flow” is defined as NOPAT, plus depreciation and amortization, minus capex, minus capitalized software, minus change in net working capital.

Additional Information Concerning the Projections

The summary of the Projections is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain unaudited prospective financial information that was made available to the Company Board and is not included in this Schedule 14D-9 to influence any stockholder’s decision as to whether to tender Shares in the Offer or for any other purpose. In the view of the Company’s management, the Projections were prepared on a reasonable basis based on the information available to the Company’s management at the time of their preparation. The Projections were prepared solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (“GAAP”). The Projections are forward-looking statements. Please also refer to “Item 8. Additional Information – Forward-Looking Statements.”

The Projections contain non-GAAP financial measures including Adjusted EBITDA (Unburdened by SBC), Adjusted EBIT (Burdened by SBC), NOPAT and Unlevered Free Cash Flow. The Company’s management included such measures in the Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Adjusted EBITDA (Unburdened by SBC), Adjusted EBIT (Burdened by SBC), NOPAT

and Unlevered Free Cash Flow should not be considered as alternatives to operating income or net income as measures of operating performance or cash flow or as measures of liquidity. In certain circumstances, including those applicable to the Projections, financial measures included in forecasts provided to a financial advisor and a board of directors in connection with a business combination transaction are excluded from the definition of “non-GAAP financial measures” under applicable SEC rules and regulations. As a result, the financial measures included in the Projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Company Board or J.P. Morgan.

Neither the Company’s independent registered public accounting firm nor any other independent accountants have audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The reports of the Company’s independent registered public accounting firm included in the Form 10-K relate solely to the historical financial information of the Company. Such reports do not extend to the Projections and should not be read to do so.

The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, officers, directors, advisors or other representatives considered or consider the Projections to be material or predictive of actual future events, and the Projections should not be relied upon as such or construed as financial guidance. Neither the Company nor any of its affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the Projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to no longer be appropriate. The Company does not intend to make publicly available any update or other revision to the Projections, except as may otherwise be required by law. Neither the Company nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any securityholder regarding the information included in the Projections or the ultimate performance of the Company, Parent, the Surviving Corporation or any of their affiliates compared to the information contained in the Projections or the likelihood that the Projections will be achieved. The Company has made no representation to Parent or Merger Sub in the Merger Agreement or otherwise concerning the Projections or other prospective financial information.

The Company’s actual future financial results may differ materially from those expressed or implied in the Projections due to numerous factors. While presented with numerical specificity, the Projections necessarily are based on numerous assumptions and estimates, many of which are beyond the control of the Company and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company’s business, including with respect to future business initiatives and changes to the Company’s business model for which the Company has no historical financial data, which assumptions may not prove to have been, or may no longer be, appropriate. The Projections also reflect assumptions and estimates as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the Company’s history of operating losses; the Company’s limited operating history; the Company’s ability to grow the number of participants on its marketplace platform; the Company’s ability to acquire new customers and successfully retain existing customers; the Company’s ability to effectively develop and expand its sales and marketing capabilities; the Company’s ability to successfully introduce new products and services; the impact that economic conditions could have on the Company or its customers’ businesses, financial condition and results of operations; the impact of such economic conditions in the wholesale dealer market, and the related impact on the performance of the Company’s marketplace and its operating expenses, stock-based compensation expense and intangible amortization; and other risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and (as applicable) subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and described in “Item 8. Additional Information –

Forward-Looking Statements.” There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Projections, whether or not the Merger is completed. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The Projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Further, the Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. The information set forth in the Projections is not fact and should not be relied upon as necessarily indicative of actual future results.

The Projections were developed for the Company on a standalone basis without giving effect to the Merger or the Offer, and therefore the Projections do not give effect to the Merger or the Offer, or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Merger, including potential cost synergies to be realized as a result of the Merger, or to any costs incurred in connection with the Merger or the Offer. Furthermore, the Projections do not consider the effect of any failure of the Merger or the Offer to be completed and should not be viewed as continuing in that context.

The Projections summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event any or all of the underlying assumptions are shown to not be appropriate, or to reflect changes in general economic or industry conditions.

In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Projections.

Opinion of J.P. Morgan Securities LLC

Overview

Opinion of J.P. Morgan

Pursuant to an engagement letter, the Company retained J.P. Morgan as its financial advisor in connection with the proposed Transactions.

At the meeting of the Company Board on September 9, 2026, J.P. Morgan rendered its oral opinion to the Company Board that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the Offer Price and Merger Consideration to be paid to the holders of Shares in the proposed Transactions was fair, from a financial point of view, to such holders. J.P. Morgan confirmed its September 9, 2026 oral opinion by delivering its written opinion, dated September 10, 2026 to the Company Board that, as of such date, the Offer Price and Merger Consideration to be paid to the holders of Shares in the proposed Transactions was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan, dated September 10, 2026, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Company Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Transactions, was directed only to the Offer Price and Merger Consideration to be paid in the proposed Transactions and did not address any other aspect of the proposed Transactions. J.P. Morgan expressed no opinion as to the fairness of the Offer Price and

Merger Consideration to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the proposed Transactions. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender their shares into the proposed Offer or how such stockholder should vote with respect to the proposed Transactions or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•

compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company and Parent with respect to certain aspects of the Transactions, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan’s engagement letter with the Company, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transactions will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by the Company, Parent and Merger Sub in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transactions.

The projections furnished to J.P. Morgan were prepared by the Company’s management as discussed more fully in Item 4 under the subsection entitled “—Certain Unaudited Prospective Financial Information”. The Company does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed Transactions, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to Item 4 under the subsection entitled “—Certain Unaudited Prospective Financial Information”.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Offer Price and Merger Consideration to be paid to the holders of Shares in the proposed Transactions, and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Transactions to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transactions. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the Transactions, or any class of such persons relative to the Offer Price and Merger Consideration to be paid to the holders of Shares in the Transactions or with respect to the fairness of any such compensation.

The terms of the Merger Agreement were determined through arm’s length negotiations between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Company Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Company Board in its evaluation of the proposed Transactions and should not be viewed as determinative of the views of the Company Board or management with respect to the proposed Transactions, the Offer Price or Merger Consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the Company Board on September 9, 2026 and in the financial analyses presented to the Company Board on such date in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion to the Company Board and does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses that J.P. Morgan judged to be sufficiently analogous to the Company (or aspects thereof) based on J.P. Morgan’s experience and its familiarity with the industries in which the Company operates. The companies selected by J.P. Morgan were as follows:

•	Copart, Inc.

•	RB Global, Inc.

•	OPENLANE, Inc.

•	Uber Technologies, Inc.

•	Airbnb, Inc.

•	Wayfair Inc.

•	Chewy, Inc.

•	Etsy, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for the purposes of J.P. Morgan’s analysis, J.P. Morgan considered to be similar to those of the Company. However, certain of these companies may have characteristics that are materially different from those of the Company. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect the Company.

Using publicly available information, J.P. Morgan calculated the multiple of the firm value (the “FV”) (calculated as equity value, plus or minus, as applicable, net debt or net cash) for the Company and the selected companies relative to the analyst consensus estimates of calendar year 2027 adjusted EBITDA for the applicable company (the “FV/2027E Adjusted EBITDA Multiple”).

Based on the above analysis, J.P. Morgan selected a FV/2027E Adjusted EBITDA Multiple reference range for the Company of 11.0x to 16.0x. J.P. Morgan then applied such reference range to the Company’s projected adjusted EBITDA for calendar year 2027 provided in the Projections. The analysis indicated a range of implied per share equity value for Shares (rounded to the nearest $0.25) of approximately $7.50 to $10.75, which J.P. Morgan compared to (i) the closing share price of Shares of $7.03 on September 8, 2026, the trading day immediately preceding the date of J.P. Morgan’s oral opinion and (ii) the implied per share equity value of the Offer Price of $10.50.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for Shares. J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate from fiscal year 2027 through fiscal year 2036 (as set forth in Item 4 under the subsection entitled “—Certain Unaudited Prospective Financial Information”), based upon financial projections prepared by the management of the Company through the years ended 2036. J.P. Morgan also calculated a range of terminal values for the Company at the end of this period by applying the terminal growth rate ranging from 2.50% to 3.50% to estimates of the unlevered terminal free cash flows for the Company at the end of fiscal year 2036, as provided in the Projections. J.P. Morgan then discounted the unlevered free cash flow estimates and the range of terminal values to present value as of December 31, 2026 using a range of discount rates from 10.0% to 11.0%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company. This analysis indicated a range of implied per share equity value for Shares (rounded to the nearest $0.25) of $9.50 to $13.00, which J.P. Morgan compared to (i) the closing share price of Shares of $7.03 on September 8, 2026 and (ii) the implied per share equity value of the Offer Price of $10.50.

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to the Company. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the proposed Transactions and deliver an opinion to the Company Board with respect to the proposed Transactions on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

The Company has agreed to pay J.P. Morgan an estimated fee of approximately $26 million, $4.0 million of which became payable to J.P. Morgan at the time J.P. Morgan delivered its opinion and the remainder of which is contingent and payable upon the consummation of the proposed Transactions. In addition, the Company has agreed to reimburse J.P. Morgan for certain of its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.

During the two years preceding the date of its opinion, neither J.P. Morgan nor its affiliates have had any material financial advisory or other material commercial or investment banking relationships with Parent. During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with the Company, for which J.P. Morgan and such affiliates received customary compensation. Such services during such period have included acting as sole bookrunner on a credit facility of the Company in June 2025. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and lender under outstanding credit facilities of the Company. During the two-year period preceding the delivery of J.P. Morgan’s opinion, the aggregate fees received by J.P. Morgan from the Company were approximately $700,000. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and Parent. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or Parent for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, the directors and executive officers of the Company intend to tender, or cause to be tendered, all Shares held of record or beneficially owned by them pursuant to the Offer. The Company’s directors and executive officers, solely in their respective capacities as stockholders of the Company, entered into the Support Agreement with Parent concurrently with the execution of the Merger Agreement, agreeing to tender their respective Shares in the Offer.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The Company retained J.P. Morgan Securities LLC to act as its exclusive financial advisor in connection with the Offer and the Merger, and, in connection with such engagement, J.P. Morgan Securities LLC delivered its opinion, as described in the section titled “Item 4. The Solicitation or Recommendation – Opinion of J.P. Morgan Securities LLC,” which opinion is filed as Annex A hereto, and is incorporated herein by reference.

Information pertaining to the retention of J.P. Morgan Securities LLC and the fees to which J.P. Morgan Securities LLC is and will be entitled in connection with the Transactions is set forth in the section titled “Item 4. The Solicitation or Recommendation – Opinion of J.P. Morgan Securities LLC is incorporated herein by reference.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Other than the scheduled vesting of Company Options, Company RSUs and Company PSUs and the grant of Company Options, Company RSUs and Company PSUs in the ordinary course, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name	Date of Transaction	Nature of Transaction	Number of Shares
Andrew Peer	8/11/2026	Grant of Company RSUs under the 2021 Equity Incentive Plan.	100,672

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as set forth in this Schedule 14D-9 (including the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaging in any negotiations in response to the Offer that relate to: (i) a tender offer for, or other acquisition of, the Company’s securities by the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

As described in the Merger Agreement (and as summarized in Section 13 of the Offer to Purchase (Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements)), the Company Board, in connection with the exercise of its fiduciary duties under applicable law, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9 (together with the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there has been no transaction, Company Board resolution, agreement in principle or signed contract entered into in response to the Offer that relates to, or would result in, one or more of the matters referred to in the immediately preceding paragraphs of this Item 7.

ITEM 8. ADDITIONAL INFORMATION

Conditions to Offer

The information set forth in Section 13 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K which requires disclosure of information about certain compensation for each named executive officer of the Company that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. For additional details regarding the terms of payments and benefits described below, see the foregoing discussion under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (i) the Effective Time occurs on September 15, 2026 (which is the assumed date solely for the purposes of this golden parachute compensation disclosure); (ii) the employment of each named executive officer will be terminated immediately following the Effective Time without Cause or upon a resignation for Good Reason (each, as defined in the applicable Severance Agreement) (a “Change in Control Qualified Termination”), entitling the named executive officer to receive enhanced severance payments and benefits under his Severance Agreement; (iii) the named executive officer’s base salary rate and target bonus remain unchanged from that in effect as of September 15, 2026; (iv) a change in control price per Share equal to the Offer Price (or $10.50); and (v) no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the subsections of “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table do not include the payments or benefits that our named executive officer already would have been entitled to receive or would have been vested in as of on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. In addition, these amounts do not reflect or attempt to forecast certain compensation actions that may occur before the completion of the Merger, including exercises of options, vesting of equity awards or forfeitures that may occur following September 15, 2026 but prior to the Effective Time. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below. In the footnotes to the table below, we refer to payments that are conditioned on the occurrence of both the Merger and the named executive officer’s Change in Control Qualified Termination as being payable on a “double trigger” basis and payments or benefits that are conditioned only upon the occurrence of the Merger as being payable on a “single trigger” basis.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Benefits ($)(3)	Total ($)
George Chamoun	$2,546,368	$15,751,904	$59,110	$18,357,382
Michael Waterman	$1,423,975	$10,251,271	$41,242	$11,716,488
Vikas Mehta	$1,495,560	$8,241,881	$44,400	$9,781,841
Leanne Fitzgerald	$1,316,700	$5,448,030	$44,400	$6,809,130
Timothy Fox (4)	$1,236,900	$2,886,660	$38,410	$4,161,970
William Zerella (5)	—	$7,716,881	—	$7,716,881

(1)

Cash. Amounts represent the aggregate dollar value of (i) cash severance payments that each named executive officer (other than Mr. Zerella, as described in the “Zerella Agreement” above) would be entitled to receive upon a Change in Control Qualified Termination as described in the subsection entitled “- Executive Officer Change in Control and Severance Agreements” above and (ii) the value of the target annual cash bonus for 2026 to be paid to each NEO upon the completion of the Merger. These cash severance would constitute “double trigger” benefits and are subject to the named executive officer’s execution and nonrevocation of a release of claims.

The following provides a summary of the cash amounts to be paid:

Named Executive Officer	Cash Severance ($)(A)	Annual Target Bonus Severance ($)(B)	Total ($)
George Chamoun	$1,915,839	$630,529	$2,546,368
Michael Waterman	$1,017,125	$406,850	$1,423,975
Vikas Mehta	$1,087,680	$407,880	$1,495,560
Leanne Fitzgerald	$957,600	$359,100	$1,316,700
Timothy Fox (4)	$917,700	$319,200	$1,236,900
William Zerella (5)	—	—	—

(A)

The amounts in this column consist of an amount equal to (A) 2.0 times (in the case of Mr. Chamoun) or 1.5 times (in the case of each other named executive officer) the sum of the executive’s annual base salary and (B) 1.5 times (in the case of Mr. Chamoun) or 1.0 times (in the case of each other named executive officer) the executive’s target annual bonus, in each case as in effect immediately prior to the date of termination (or, if higher, as in effect immediately prior to the Change in Control).

(B)	The amounts in this column consist of an amount equal to each named executive officer’s target annual bonus opportunity for fiscal year 2026.

(2)

Equity. Amounts represent the potential value of unvested equity awards held by each named executive officer that would be canceled and converted into cash amounts as described in the section entitled “- Effect of the Offer and the Merger on Equity Awards” above, subject to vesting acceleration upon a Change in Control Qualified Termination as described in the subsection entitled “- Executive Officer Change in Control and Severance Agreements” above. These amounts would constitute “double trigger” benefits and are subject to the named executive officer’s execution and nonrevocation of a release of claims..

The following table shows the number and estimated value of the unvested Company Options, unvested Company RSUs and unvested Company PSUs held by the named executive officers:

Named Executive Officer	Number of Unvested Company Options (#)	Value of Unvested Company Options ($)(A)	Number of Unvested Company RSUs (#)	Value of Unvested Company RSUs ($)(B)	Number of Unvested Company PSUs (#)(C)	Value of Unvested Company PSUs ($)(D)	Total Value of Unvested Awards ($)
George Chamoun	—	—	894,478	$9,392,019	517,594	$5,434,737	$15,751,904
Michael Waterman	—	—	467,662	$4,910,451	252,279	$2,648,930	$10,251,271
Vikas Mehta	—	—	510,450	$5,359,725	274,491	$2,882,156	$8,241,881
Leanne Fitzgerald	—	—	340,534	$3,575,607	178,326	$1,872,423	$5,448,030
Timothy Fox (4)	—	—	214,517	$2,252,429	60,403	$634,232	$2,886,660
William Zerella (5)	—	—	477,536	$5,014,128	257,405	$2,702,753	$7,716,881

(A)

The estimated value of the unvested Company Options equals the aggregate number of Shares underlying the unvested Company Options multiplied by the amount, if any, by which the Merger Consideration exceeds the per Share exercise price of the unvested Company Options.

(B)	The estimated value of the unvested Company RSUs equals the aggregate number of Shares underlying the unvested Company RSUs multiplied by the Merger Consideration.
(C)

The Merger Agreement provides that unvested Company PSUs will be deemed earned at the greater of target and actual performance (as determined by the Company’s Compensation Committee in its discretion) through the Effective Time. For purposes of this table, we have assumed that unvested Company PSUs have been deemed earned based on target performance.

(D)	The estimated value of Company PSUs equals the aggregate number of Shares underlying such Company PSUs (assuming target performance) multiplied by the Merger Consideration.
(3)

Benefits. The amounts in this column represent the estimated value of months 24 months (in the case of Mr. Chamoun) or 18 months (in the case of each other named executive officer) of insurance premiums for continuation coverage under the Company’s insurance and group health plans if the named executive officer incurs a Change in Control Qualified Termination and elects such coverage for the maximum amount of time permitted, at the same cost as would have applied if the executive’s employment had not terminated. These amounts would constitute “double trigger” benefits and are subject to the named executive officer’s execution and nonrevocation of a release of claims. For a description of this continuation coverage, please see the subsection entitled “- Executive Officer Change in Control and Severance Agreements” above.
(4)	Mr. Fox was promoted to Chief Financial Officer of the Company, effective as of August 11, 2026.
(5)

Mr. Zerella resigned as Chief Financial Officer of the Company, effective as of August 10, 2026. Pursuant to the Zerella Agreement (as described above), Mr. Zerella’s Severance and Change in Control Agreement, dated as of May 5, 2026, was terminated, effective as of August 11, 2026.

Stockholder Approval of the Merger Not Required

The Company Board has approved and declared advisable the Merger Agreement, the Offer and the Merger. Section 251(h) of the DGCL provides that following consummation (as defined in Section 251(h) of the DGCL) of a tender offer for all of the outstanding stock of a corporation (on the terms provided in the agreement of merger approved by the corporation’s board) that had a class or series of stock that was listed on a national securities exchange immediately prior to execution of the merger agreement by such corporation, and subject to certain statutory provisions, the corporation can effect a merger without a vote of its stockholders if, among other requirements, (a) immediately following consummation of the tender offer, the stock irrevocably accepted for purchase pursuant to the tender offer and “received” by the “depository” (as such terms are defined in Section 251(h) of the DGCL), together with the stock otherwise owned by the corporation making the tender offer and its affiliates equals at least the number of shares of each class of stock of the target corporation that would otherwise be required by the DGCL and the subject corporation’s certificate of incorporation to adopt a merger agreement, and (b) the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer.

Accordingly, if Merger Sub consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger as soon as practicable following the consummation of the Offer without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to the Company’s stockholders of record and beneficial owners of Shares who do not tender their Shares in the Offer, properly and validly exercise their appraisal rights in connection with the Merger in accordance with Section 262 of the DGCL, and do not validly withdraw or otherwise lose, such rights. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “— Appraisal Rights.” Any stockholder of the Company who does not validly exercise appraisal rights under the DGCL will receive the same cash consideration for his, her or its Shares as was payable in the Offer following the consummation of the Merger.

State Takeover Laws

A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation that is publicly traded or held of record by more than 2,000 stockholders from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other exceptions, prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

In accordance with the provisions of Section 203 of the DGCL, the Company Board has approved the Merger Agreement, the Support Agreement and the consummation of the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL. Prior to the time the Company Board approved the Merger Agreement and the consummation of the Transactions, neither Parent nor Merger Sub was, or at any time during the three years before the execution of the Merger Agreement has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Appraisal Rights

General

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Offer is consummated and the Merger is effected, stockholders of record of the Company and beneficial owners of Shares who (i) do not tender their Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares before the Acceptance Time), (ii) hold (in the case of stockholders of record) or own (in the case of beneficial owners) such Shares on the date of the making of a demand for appraisal and continuously hold (in the case of stockholders of record) or own (in the case of beneficial owners) such Shares through the effective time of the Merger, (iii) otherwise strictly comply with the applicable requirements and procedures of Section 262 of the DGCL and (iv) do not thereafter properly and validly withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Merger a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, together with (unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown) interest, if any, to be paid upon the amount determined to be the fair value. However, given that the Shares are listed on the NYSE (and assuming the Shares remain so listed up until immediately before the Effective Time), the Delaware Court of Chancery will dismiss any appraisal proceedings as to all holders of the Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger (i.e., the Merger Consideration) for such total number of Shares exceeds $1,000,000. We refer to these conditions as the “ownership thresholds.”

Persons who properly and validly exercise, and do not validly withdraw or otherwise lose, their appraisal rights under Section 262 of the DGCL will not receive the Merger Consideration they would otherwise be entitled to receive pursuant to the Merger Agreement. Instead, they will receive an amount determined to be the “fair value” of their Shares following petition to, and an appraisal by, the Delaware Court of Chancery. Persons considering seeking appraisal should recognize that the fair value of their Shares as determined by the Delaware Court of Chancery pursuant to Section 262 of the DGCL could be more than, the same as or less than the Merger Consideration they would otherwise be entitled to receive pursuant to the Merger Agreement. Strict compliance with the procedures set forth in Section 262 of the DGCL is required to be entitled to exercise appraisal rights. Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL will result in the withdrawal, loss or waiver of appraisal rights. Consequently, and in view of the complexity of the provisions of Section 262 of the DGCL, persons wishing to exercise appraisal rights are urged to consult their legal and financial advisors before attempting to exercise such rights.

The following summary is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL. In the event of any inconsistency between the information contained in this summary and the actual text of Section 262, the actual text of Section 262 controls. Any person who desires to exercise his, her or its appraisal rights, or preserve the ability to do so, should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute legal or other advice, nor does it constitute a recommendation that persons should seek to exercise their appraisal rights under Section 262 of the DGCL. Failure to comply timely and properly with the requirements of Section 262 of the DGCL will result in the loss of a person’s appraisal rights under the DGCL. A person who validly withdraws or otherwise loses his, her or its appraisal rights under Section 262 of the DGCL will be entitled to receive the Merger Consideration under the Merger Agreement, without interest. All references in Section 262 of the DGCL and in this summary to (a) a “stockholder” are to a holder of record of stock, (b) a “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person and (c) a “person” mean any individual, corporation, partnership, unincorporated association or other entity.

Provision of Notice

Under Section 262 of the DGCL, given that the Merger will be effected pursuant to Section 251(h) of the DGCL, the Company must, either before or within 10 days after the Effective Time, notify its stockholders that appraisal rights will be available, and such notice must include a copy of Section 262 of the DGCL or information directing such stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. Such notice may, and, if given on or after the Effective Time, must, also notify such stockholders of the Effective Time. If such notice did not notify the stockholders of the Effective Time, the Company must send a second notice to all such stockholders before or within 10 days after the Effective Time notifying them of the Effective Time; provided, however, that if such second notice is sent later than the later of the consummation of the Offer and 20 days after the date of sending the first notice, such second notice need only be sent to each stockholder and beneficial owner entitled to appraisal rights, in each case, who has demanded appraisal of his, her or its Shares in accordance with Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE COMPANY’S NOTICE TO ITS STOCKHOLDERS THAT APPRAISAL RIGHTS ARE AVAILABLE IN CONNECTION WITH THE MERGER, IN COMPLIANCE WITH THE REQUIREMENTS OF SECTION 262 OF THE DGCL. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

Demanding Appraisal

If you elect to demand appraisal of your Shares, you must deliver to the Company a written demand for appraisal of your Shares within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9. The written demand must, (i) in the case of a stockholder of Shares, reasonably inform the Company of the identity of the stockholder of the Shares subject to the demand for appraisal and that the stockholder intends thereby to demand the appraisal of such holder’s Shares, and (ii) in the case of beneficial owners, reasonably identify the record holder of the Shares for which the demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of such Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the Chancery List (as defined below). Although not expressly required by Section 262, the Company reserves the right to take the position that it may require the submission of all information required of a beneficial owner under subsection (d)(3) of Section 262 with respect to any person sharing beneficial ownership of the Shares for which such demand is submitted. If the holder of record is submitting a demand with respect to Shares that are owned of record in a fiduciary or representative capacity, such as by a trustee, guardian or custodian, the demand must be executed by or on behalf of the record owner in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares. A holder of record, such as a brokerage firm, bank, trust or other nominee, who holds Shares as nominee or intermediary for one or more beneficial owners of Shares may exercise appraisal rights with respect to Shares held for one or more beneficial owners while not exercising appraisal rights for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of Shares is expressly mentioned, the demand will be presumed to cover all Shares held in the name of the holder of record.

A person who elects to exercise appraisal rights must mail his, her or its written demand for appraisal to the following address:1

ACV Auctions Inc.

640 Ellicott Street, #321

Buffalo, New York

Attention: Chief Legal and Administrative Officer

E-mail: lfitzgerald@acvauctions.com

Withdrawal of Demands

At any time within 60 days after the Effective Time, any person who has properly and timely demanded appraisal of their Shares under Section 262 of the DGCL but not commenced an appraisal proceeding or joined an appraisal proceeding as a named party may withdraw such demand and accept the Merger Consideration specified by the Merger Agreement for that person’s Shares, without interest, by delivering to the Company a written withdrawal of the demand for appraisal. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the Company. After any such valid withdrawal, the right of such person to an appraisal of their Shares subject to the withdrawal shall cease.

Petition For Appraisal Proceedings; Stockholder Lists; Appraisal Proceedings; Interest

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation and any person who has properly and timely demanded appraisal and otherwise complied with Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a person other than the Surviving Corporation, demanding a determination of the fair value of the Shares held by all persons that have demanded appraisal. There is no present intent on the part of the Company to file an appraisal petition and persons seeking to exercise appraisal rights should assume that the Surviving Corporation will not file such a petition or initiate any negotiations with respect to the fair value of Shares. Accordingly, persons who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL. If, within 120 days after the Effective Time, no petition has been filed as provided above, all rights to appraisal will cease and any person that previously properly and timely demanded appraisal will become entitled only to the Merger Consideration, without interest, under the Merger Agreement.

In addition, within 120 days after the Effective Time, any person who has theretofore complied with the applicable provisions of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than excluded stock (as defined in Section 251(h)(6)d. of the DGCL)) that were the subject of and were not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal were received and the aggregate number of stockholders or beneficial owners of Shares holding or owning, as applicable, such Shares (provided that, where a beneficial owner makes a demand for appraisal pursuant to Section 262(d)(3) of the DGCL, the record holder of such Shares will not be considered a separate stockholder holding such Shares for purposes of this aggregate number). Such statement must be given to the person who made the written request within 10 days after such written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for the delivery of demands under Section 262(d) of the DGCL, whichever is later.

Upon the filing of a petition by a person other than the Surviving Corporation, service of a copy of such petition must be made upon the Surviving Corporation and the Surviving Corporation will be required to, within 20 days after such service, file in the office of the Register in Chancery in which the petition was filed a duly

[1]	NTD: We removed the option to send in demand by email, which removal is permitted by the statute.

verified list containing the names and addresses of all persons who have demanded appraisal of their Shares and with whom the Surviving Corporation has not reached agreements as to the value of such Shares (the “Chancery List”). The Register in Chancery, if so ordered by the Delaware Court of Chancery, will give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the Surviving Corporation and to all such persons at their addresses set forth on the Chancery List. The costs of any such notice are borne by the Surviving Corporation.

If a petition for an appraisal is properly and timely filed by a person, at the hearing on such petition, the Delaware Court of Chancery will determine which persons have complied with Section 262 of the DGCL and have become entitled to appraisal rights. If immediately before the Effective Time, the Shares were listed on a national securities exchange (which we expect will be the case), the Delaware Court of Chancery will dismiss the appraisal proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless one of the ownership thresholds (as defined above) is satisfied.

The Delaware Court of Chancery may require the persons who demanded appraisal for their Shares and who hold Shares represented by stock certificates to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. If any person fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such person. Accordingly, persons holding Shares represented by stock certificates and wishing to seek appraisal of such Shares are cautioned to retain their stock certificates pending resolution of the appraisal proceedings. Upon application by the Surviving Corporation or any person entitled to participate in the appraisal proceedings, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to appraisal. Any person whose name appears on the Chancery List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262 of the DGCL.

No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just, including, without limitation, a reservation of jurisdiction (which we refer to as a “reservation”) for any application (as defined below) to the Delaware Court of Chancery; provided, however, that this shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the Merger Consideration within 60 days after the Effective Time. If the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding with respect to a person, such person will be entitled to receive only the fair value of their Shares as determined in any such appraisal proceeding, which value could be less than, equal to or more than the per Share price being offered pursuant to the Merger Agreement, together with (unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown) interest, if any, to be paid upon the amount determined to be the fair value.

The appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Delaware Court of Chancery will determine the fair value of Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest from the Effective Time through the date the judgment is paid shall be compounded quarterly and shall accrue at at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case interest will accrue after such payment as provided in Section 262 of the DGCL only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time. The Company is under no obligation to make such voluntary cash payment prior to such entry of judgment.

When the fair value of the Shares is determined, the Delaware Court of Chancery will direct the payment of such value, together with interest, if any, by the Surviving Corporation to the persons entitled to receive the same. Payment will be so made to each such person upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Delaware Court of Chancery may be enforced.

In determining “fair value”, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or could be ascertained as of the date of the Merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.” Although the Company believes that the Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and persons should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration. Moreover, the Company does not anticipate offering more than the Merger Consideration to any person exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of the relevant Shares is less than the Merger Consideration.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a person whose name appears on the Chancery List who participated in the proceeding and incurred expenses in connection therewith (which we refer to as an “application”), the Delaware Court of Chancery may order that all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to an appraisal not dismissed pursuant to the terms of Section 262 of the DGCL or subject to such an award pursuant to a reservation. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court of Chancery are subject to appellate review by the Delaware Supreme Court.

Any person who has properly and timely demanded appraisal in compliance with Section 262 of the DGCL will not be entitled to vote for any purpose any Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or distributions payable to the holder of record at a date prior to the Effective Time.

If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, all rights to appraisal will cease and any person that previously properly and timely demanded appraisal will become entitled only to the Merger Consideration under the Merger Agreement.

To the extent there are any inconsistencies between the foregoing summary, on the one hand, and Section 262 of the DGCL, on the other hand, Section 262 of the DGCL will govern. Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of appraisal rights. Consequently, any person wishing to exercise appraisal rights, or preserve the ability to do so, is encouraged to consult legal counsel before attempting to exercise those rights.

Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder by the U.S. Federal Trade Commission (“FTC”), certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent and its affiliates by virtue of Merger Sub’s acquisition of the Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC or the Antitrust Division. The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer as promptly as reasonably practicable, but no later than 1 business day from the date of the Merger Agreement. Under the HSR Act, the required waiting period will expire at 11:59 p.m., Eastern Time, on the 15th calendar day after the filing by Parent, unless earlier terminated by the FTC or the Antitrust Division or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. The FTC or the Antitrust Division may terminate the waiting period at any point. If either the 15-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one additional waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the timing of the purchase of Shares in the Offer could be delayed only by court order or with Parent’s and the Company’s consent. It is also possible that Parent and the Company could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. Complying with a Second Request can take a significant period of time. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, under the HSR Act, neither the Company’s failure to make its filing nor failure to comply with its own Second Request will change the waiting period with respect to the purchase of Shares in the Offer.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions. Before or after Merger Sub purchase of Shares in the Offer (and the Merger), the FTC or the Antitrust Division could take action under the antitrust laws, including seeking to enjoin the purchase of Shares in the Offer (and the Merger), the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Before or after the completion of the Offer and the Merger, states may also bring legal action under federal and state antitrust laws and consumer protection laws under certain circumstances. Private parties also may bring legal actions under the antitrust laws under certain circumstances.

Based upon an examination of publicly available and other information relating to the businesses in which Parent is engaged, the Company believes that the acquisition of Shares in the Offer (and the Merger) should not violate applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Legal Proceedings

As of the date of this Schedule 14D-9, there are no legal proceedings related to the Offer or the Merger.

Forward-Looking Statements

The contents of this Schedule 14D-9 include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements generally can be identified by the use of forward-looking words, such as “aim”, “anticipate”, “aspire”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “entail”, “forecast”, “future”, “goals”, “hope”, “intend”, “is designed to”, “likely”, “may”, “might”, “objective”, “plan”, “possible”, “potential”, “pursue”, “project”, “predict”, “seek”, “should”, “strategy”, “target”, “will” and other words and terms of similar meaning and expression, including in connection with any discussion of future operating or financial performance. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance.

Forward-looking statements include, without limitation, statements regarding the tender offer, the merger and other related matters; prospective performance and opportunities; post-closing operations and the outlook for the businesses of the Company and Parent, including, without limitation, the anticipated benefits, cost and revenue synergies and other opportunities of the transaction, the expected impact of the transaction on Parent’s revenue growth, the combined company’s growth profile and strategy, the expected impact to Parent’s earnings per share, and the ability of Parent to integrate the Company and to advance its business, products, technology and platform; and any assumptions underlying any of the foregoing.

Parent’s and the Company’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, uncertainties as to the timing of the Offer and the Merger; the risk that the Offer or the Merger may not be completed in a timely manner or at all; uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; the possibility that competing offers or acquisition proposals for the Company will be made; the possibility that any or all of the various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), including the risk that the anticipated cost and revenue synergies and other benefits of the transaction are not realized when expected or at all; risks related to the integration of the Company’s business, operations, technology and personnel; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require the Company to pay a termination fee or other expenses; the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on Parent’s business; the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s business, its ability to retain and hire key personnel, its ability to maintain relationships with its suppliers and others with whom it does business, or its operating results and business generally; risks related to diverting management’s attention from Parent’s and the Company’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability.

A further list and description of these and other risks, uncertainties, and factors that could cause actual results to differ materially from those referred to in the forward-looking statements can be found in Parent’s SEC filings and reports, including in Parent’s most recent Annual Report on Form 10-K and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, as well as in the Company’s most recent Annual Report on Form 10-K and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Given these risks and uncertainties, the reader is advised not to place undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of this document posts. The Company undertakes no obligation to publicly update or revise the information in this document, including any forward-looking statements, except as may be required by law.

Where You Can Find Additional Information

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and the Company’s

Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed from time to time with the SEC and other public filings of the Company made from time to time with the SEC.

ITEM 9.	EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated as of September 17, 2026 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Parent and Merger Sub filed September 17, 2026 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)(A)	Joint Press Release of the Company and Parent dated September 10, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by the Company on September 10, 2026).

(a)(5)(B)	Press release of Parent dated September 17, 2026 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO).

(a)(5)(C)*	J.P. Morgan Securities LLC Opinion Letter to the Board of Directors of the Company, dated September 10, 2026 (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of September 10, 2026, by and among the Company, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by ACV Auctions Inc. on September 10, 2026).

(e)(2)	Confidential Disclosure Agreement, dated as of June 9, 2026, by and between the Company and Parent (incorporated by reference to Exhibit (e)(2) to the Schedule TO).

(e)(3)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed with the SEC by ACV Auctions Inc. on August 11, 2025).

(e)(4)	Amended and Restated Bylaws of the Company (incorporated by reference to the Exhibit 3.1 of the Current Report on Form 8-K filed by ACV Auctions Inc. on July 29, 2024).

(e)(5)	Form of Indemnity Agreement entered into by and between the Company and each director and executive officer (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form S-1, as amended, filed with the SEC on March 15, 2021).

(e)(6)	2015 Long-Term Incentive Plan, as amended March 11, 2021, and forms of agreements thereunder, incorporated by reference to Exhibit 10.2 of the Registration Statement on Form S-1, as amended, originally filed with the SEC by ACV Auctions Inc. on March 15, 2021.

(e)(7)	2021 Equity Incentive Plan and forms of agreements thereunder, incorporated by reference to Exhibit 10.3 of the Registration Statement on Form S-1, as amended, originally filed with the SEC by ACV Auctions Inc. on March 15, 2021.

(e)(8)	Form of Performance Stock Unit Agreement pursuant to the ACV Auctions Inc. 2021 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 of ACV Auctions Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024.

(e)(9)	Form of Restricted Stock Unit Agreement pursuant to the ACV Auctions Inc. 2021 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 of ACV Auctions Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2024.

Exhibit No.	Description

(e)(10)	Employee Stock Purchase Plan as amended, restated and continued as of May 22, 2025, incorporated by reference to Exhibit 10.2 of ACV Auctions Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025.

(e)(11)	Amended and Restated Employment Agreement, dated August 12, 2016, by and between ACV Auctions Inc. and George Chamoun, incorporated by reference to Exhibit 10.6 of the Registration Statement on Form S-1, originally filed with the SEC by ACV Auctions Inc. on February 26, 2021.

(e)(12)	Form of Confirmatory Offer of Employment, incorporated by reference to Exhibit 10.9 of the Registration Statement on Form S-1, as amended, originally filed with the SEC by ACV Auctions Inc. on March 15, 2021.

(e)(13)	Performance Bonus Plan, incorporated by reference to Exhibit 10.10 of the Registration Statement on Form S-1, as amended, originally filed with the SEC by ACV Auctions Inc. on March 15, 2021.

(e)(14)	Non-Employee Director Compensation Policy, incorporated by reference to Exhibit 10.11 of the Registration Statement on Form S-1, as amended, originally filed with the SEC by ACV Auctions Inc. on March 15, 2021.

(e)(15)	Form of Executive Severance Agreement (CEO-Tier 1), incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed with the SEC by ACV Auctions Inc. on May 6, 2026.

(e)(16)	Form of Executive Severance Agreement (Executive-Tier 2), incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q filed with the SEC by ACV Auctions Inc. on May 6, 2026.

(e)(17)	Form of Support Agreement, dated as of September 10, 2026, by and among Parent and the Supporting Stockholders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by ACV Auctions Inc. on September 10, 2026).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ACV Auctions Inc.

By:	/s/ George Chamoun
Name:	George Chamoun
Title:	Chief Executive Officer

Dated:	September 17, 2026

Annex A

September 10, 2026

The Board of Directors

ACV Auctions Inc.

640 Ellicott St #321

Buffalo, NY 14203

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of ACV Auctions Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of September 10, 2026 (the “Agreement”), among the Company, Copart, Inc. (the “Acquiror”) and its wholly-owned subsidiary, Apple Merger Sub, Inc. (“Merger Sub”). Pursuant to the Agreement, the Acquiror will cause Merger Sub to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $10.50 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates and other than Dissenting Company Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (iv) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction

The Board of Directors

ACV Auctions Inc.

July 26, 2026

and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company, the Acquiror, and Merger Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or other material commercial or investment banking relationships with the Acquiror. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as sole bookrunner on a credit facility in June 2025. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we likely hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in the Schedule 14D-9 (as defined

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The Board of Directors

ACV Auctions Inc.

July 26, 2026

in the Agreement) or any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

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